UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. August 19, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that it has filed its 2014 Sustainability Report. SQM’s Sustainability Report can be found on the Company’s website at www.sqm.com.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: August 19, 2015	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

3

2014

SQM SUSTAINABILITY REPORT

SQM
THE WORLDWIDE BUSINESS FORMULA



2014

SQM SUSTAINABILITY REPORT

For more information regarding this report and sustainable development efforts at SQM, please contact us at:

sqmsustentable@sqm.com

www.sqm.com

Cover photo: Puna plover (*Charadrius alticola*), Salar de Atacama, Antofagasta Region.

Index

1 | 2 | 3

SQM THE YEAR *IN REVIEW* 2014



Chile is making great strides towards becoming a developed nation. SQM has played a major role in this process in terms of its contribution as a sustainable company that creates value for the communities where it operates, its employees, shareholders, suppliers and clients.

This contribution is framed within humanity's current need to move towards a world where environmental, economic and social aspects build off one another and help protect the planet for future generations.

We are the world's largest producer of iodine, potassium nitrate, lithium hydroxide and industrial sodium nitrate and an important producer of lithium carbonate. The foundations for each of our business lines are sound, and demand continues to grow. Although we experienced price reductions in some business lines, our Company is known for being a low-cost producer for most of our products. We confirmed this reputation once again in 2014.

SQM has focused efforts on streamlining production while prioritizing and strengthening its commitment to the environment. The Company is committed to developing products that help generate higher-yield crops and improve health by contributing to the creation of cleaner energy.

Within this context, values-based corporate policies take on great meaning. As a result, the Company's management and corporate governance bodies will work to strengthen the role that SQM plays in society and in the communities near our operations. We have collaborated with these stakeholders for many years to ensure good neighbor relations with an emphasis on education, micro-entrepreneurship, environmental protection and conservation of historical and cultural heritage.

The challenge will lie in demonstrating the values that have led to SQM's recognition on foreign markets as an innovative organization with an efficient business model and ensuring that last year's incidents are seen as a learning process that are not representative of our daily actions or our employees. Therefore, we have reinforced our internal processes and Code of Ethics as a new navigational chart that clearly, transparently and responsibly outlines our commitment to society and neighboring communities for what we aspire to be a new stage for the Company.

Lastly, I invite you to learn more about our performance in sustainability matters in 2014, and hope you to find this report to be of interest.

Cordially,



Patricio de Solminihac T.

CHIEF EXECUTIVE OFFICER OF SQM



Dual Plant MOP H II, Salar de Atacama

ABOUT *THIS REPORT*

THIS REPORT HAS BEEN PREPARED IN ACCORDANCE WITH THE GLOBAL REPORTING INITIATIVE (GRI) PRINCIPLES AND CONFIRMS SQM'S COMMITMENT TO CONTINUE THIS TRANSPARENT PRACTICE.

This is the sixth edition of SQM's Sustainability Report, which reports on the Company's performance in social, environmental and financial matters for the year ended December 31, 2014.

By publishing this document, SQM confirms its commitment to continue this transparent practice each year.

This report has been prepared in accordance with the "Core" option offered in the fourth version of the GRI principles, known as GRI4. SQM has chosen not to externally verify this report.

All quantitative information presented in charts and tables uses the same basis of calculation and measurement as in 2013, except for changes between GRI3.1 and GRI4. For all indicators or aspects modified in GRI4, we have made an added effort to contribute data for 2013 and 2012 so that the reader can compare the Company's sustainability performance to prior periods.

For more information on this report and sustainable development efforts at SQM, please contact us at:

sqmsustentable@sqm.com
www.sqm.com



SQM generates different opportunities and uses diverse tools for building ties with neighboring communities in order to contribute to their educational, social, cultural and local business development and protection of the environment.



STAKEHOLDERS

G4-24/ G4-25/ G4-26/ G4-27

FOR SQM, GOOD RELATIONS ARE THE RESULT OF AN ARRAY OF EFFORTS TO CULTIVATE TIES WITH THE COMMUNITY, WORKERS, CONTRACTORS AND SUPPLIERS, SHAREHOLDERS AND CLIENTS.

Mrs. Laurencia Soza, a resident of the community of Talabre and grant recipient of the "Lend a Hand to Your Community" program, used the funds to create a dried fruit and herb business.

SQM has independently identified those persons or institutions with which it engages based on four elements: needs, impacts, interests and expectations.

When we first began preparing the 2014 SQM Sustainability Report, as part of the materiality and stakeholder selection processes proposed by GRI4 we decided to review the stakeholders identified in prior reports. Through this process, we identified the need to incorporate more information for some groups (e.g. a list of contractors and suppliers of goods and services); to specify the members of each group; and to provide greater detail on how, and how frequently, we engage with them.

	Who They Are	Interests and Expectations	How We Engage
Employees	Workers employed by SQM with open- and fixed-term contracts.	Salaries, benefits, quality of life, professional development, information about the Company.	Daily interactions in the work place with an open-door policy. Each supervisor or area manager has direct communication with the workers that report to him or her, thus allowing opportunities for improvement or conflicts to be identified in a timely manner. Periodic meetings with unions as well as gatherings for employees with the CEO, senior vice presidents and managers. Internal communication channels such as screens in common areas, newsletters, the intranet and mailings are used to officially inform employees of developments in different areas or places, thus bridging the geographic divide and delivering reliable information.
Contractors and Suppliers	Contractors and suppliers of goods and services.	Transparent bidding processes, payments within agreed-upon timelines and conditions, development as suppliers.	Meetings with personnel from the Contracting Department and the specific areas contracting each service, induction courses, safety training and special programs for supplier development.
Shareholders	The Company's main series A and B shareholders.	Capitalization of their investment and financial performance that allows for the sustainability of the Company over time.	Board meetings, regularly issued information, financial reports, site visits and shareholder meetings.
Clients	Farmers, pharmaceutical companies, car manufacturers and technology companies, among others.	Fulfillment of commitments made regarding product supply and quality in accordance with agreed-upon timelines, production processes with good standards, product safety.	Periodic communication with and visits to clients, client site visits, surveys on products and operating standards.
Community	Residents of communities near our operations, including pertinent local, regional and national authorities, associations, foundations and institutions, and media outlets.	Creation of direct and indirect jobs, support for the social and economic development of the community and care and appreciation for the environment and community at large. Pertinent, fluid communication through.	Periodic meetings with representatives/leaders, site visits, participation in local working groups, involvement in community activities and daily interaction with programs developed alongside the community or organizations. Direct, ongoing relations via community leaders and external communications. Open and fluid communication with authorities and institutional leaders. Direct contact with the media through press releases, interviews and events organized by the Communications Department.

RELATIONS WITH *ORGANIZATIONS AND INSTITUTIONS* G4-16

In order to strengthen ties with the community and improve outcomes, SQM participates in different ways with diverse groups. Some of the main organizations with which the Company worked in 2014 are listed below:

Relations with Organizations and Institutions	Participation	Partner	Board Member	Agreement
Aguas Blancas Indigenous Association		X		
Algarrobo Social and Cultural Center				X
Antofagasta Industrial Association (AIA)	X	X	X	
ArteAmerica Cultural Corporation				X
Belgian-Luxembourg Chamber of Commerce	X			
Camar Atacameña Community		X		
Camar Neighborhood Council		X		
Campanil Triathlon Club				X
Catholic University of Chile				X
Celeste Indigenous Association		X		
Center for Lithium Studies				X
CGE Foundation				X
Color Esperanza Foundation		X		
CpueD Foundation				X
Crea Más Corporation				X
Chacabuco Nitrate Museum Corporation	X	X	X	X

> Continued

Relations with Organizations and Institutions	Participation	Partner	Board Member	Agreement
Chilean Federation of Industry (Sofofa)	■	■		
Chilean Industrial Chemical Association (Asiquim)	■	■		
Deportes Tocopilla		■		
Foundation for Farming Innovation				■
Grandes Valores Foundation				■
Hogar de Cristo Foundation		■		■
Huanchaca Ruins Foundation	■	■	■	■
Incuba2 Corporation				■
Industrial-Technical Educational Development Corporation of Antofagasta (Codetia)				■
International Fertilizer Industry Association (IFA)	■		■	
International Plant Nutrition Institute (IPNI)	■			
Iquique Industrial Association (AII)	■	■	■	
Juventud del Desierto Indigenous Association		■		
Latorre de Peine Sporting Club		■		■
Municipality of María Elena		■		
Municipality of Pozo Almonte		■		
Municipality of San Pedro de Atacama		■		■
Municipality of Tocopilla		■		
National Corporation for Indigenous Development		■		
National Forestry Corporation (CONAF) Antofagasta				■
National Forestry Corporation (CONAF) Tarapacá				■
National Institute for Agricultural Development (INDAP)		■		
National Mining Society (Sonami)	■	■		
Northern Catholic University				■
Nitrate Museum Corporation	■	■	■	■
Pedro de Valdivia Nitrate Museum Corporation	■	■	■	
Peine Neighborhood Council		■		■
Potassium Nitrate Association (PNA)	■		■	

> Continued

Relations with Organizations and Institutions	Participation	Partner	Board Member	Agreement
ProCultura Foundation				■
Quillagua Aymara Community		■		
Quillagua Neighborhood Council		■		
Regional Council on Mining Safety (Coresemin) - Antofagasta	■	■	■	
Regional Council on Mining Safety (Coresemin) - Tarapacá	■	■	■	
San Pedro de Atacama Council of Civil Organizations	■			
Socaire Atacameña Community		■		
Sulphate of Potash Information Board (SOPIB)	■		■	
Talabre Atacameña Community		■		
The Antofagasta Station Cultural Center				■
The Northern Railway Cultural Center				■
The Trade Fertilizer Institute (TFI)	■		■	
Toconao Atacameña Community		■		■
Toconao Neighborhood Council		■		
University of Chile				■
Villa Prat Neighborhood Council		■		

**The data in this table are updated as of March 2015.*

- Participation: Organizations and institutions to which the Company belongs and is an active member. This may include payment of membership fees or dues.
- Partner: Organizations and institutions for which the Company provides support for initiatives of common inte
- Board Member: Organizations and institutions to which the Company belongs and holds a position on the exe
- Agreement: Organizations and institutions with which the Company has signed collaboration agreements to d projects of common interest.



Potassium salts and lithium brine are obtained from solar evaporation ponds in the Salar de Atacama and processed into derivatives.



1 | SQM

TOGETHER WE MAKE THE BEST TEAM



Our employees breathe life into SQM. Their effort, excellence, commitment and responsibility help the Company retain its position among industry leaders.



SQM G4-3

Panoramic view of SQM's Coya Sur production facilities.

Heir to the nitrate industry, Sociedad Química y Minera de Chile (SQM) is a non-metal mining company and global leader in its five business lines of specialty plant nutrition, iodine and derivatives, lithium and derivatives, industrial chemicals and potassium, obtained from caliche ore and brines in northern Chile's Antofagasta and Tarapacá regions.

With 47 years in business, SQM has built a reputation as a global pioneer by incorporating innovation into its non-metal mining processes and products and strengthening its international distribution and sales network.

SQM's business strategy is based on developing and strengthening its long-term competitive advantages.

OUR *HISTORY*

Caliche ore deposits began to be commercially mined in Chile in 1830, making the nation the global leader in the sodium nitrate industry until the end of the 19th century.

During the 20th century, specifically in the 1930s, the Chilean Economic Development Agency (CORFO), commissioned to modernize the Chilean economy, proceeded to reorganize the nitrates industry. These efforts led to the union of CORFO and Compañía Salitrera Anglo Lautaro, bringing to life Sociedad Química y Minera de Chile, or SQM. From that point, the Company concentrated efforts on modernizing its production plants, strengthening its logistics network and adding value to its products.

It made major changes to its mineral extraction and processing methods, opened fertilizer mixing plants in Chile, Belgium, Mexico and the United States and added new products to its portfolio. One of these new products was potassium nitrate, which quickly positioned itself in the market as the ideal product for greenhouse crops.

In 1993, SQM began its international financial expansion by placing American Depositary Receipts on the New York Stock Exchange. That same year, the Company began leasing mining claims in the Salar de Atacama from CORFO and started developing facilities to produce potassium and lithium. This new growth phase included major progress in operations and technology needed to produce diverse products from this salt flat. Investments were made in extraction and solar evaporation systems for brine and production plants for potassium chloride, potassium sulfate and lithium carbonate. SQM also invented several production processes and operating methods using both internal resources and know-how from local and foreign experts.

Beginning in 2001, SQM began a new stage of expansion by signing several commercial agreements with important international companies, expanding its production capacity and the extensive sales network for which it is known today.

Since 2003, it has implemented a series of initiatives to expand its production capacity of lithium, potassium, nitrate and iodine in its production plants in Coya Sur, Salar de Atacama, Salar del Carmen and Nueva Victoria.

Worth highlighting are its modern crystallization, prilling and granulation plants in Coya Sur and its potassium plant in the Salar de Atacama.

This development was based on hard work and innovation in both its production processes and sales network. SQM has devised and researched different solutions to enhance productivity and product quality that have resulted in proprietary technologies. For example, using historical information, lab research and pilot programs, the Company developed a process for prilling and granulating nitrates, incorporating new technologies to make soil fertilizers and inaugurating a modern plant with cutting-edge technology in Coya Sur in 2007. It has also designed processes to obtain products with high purity and particular qualities in order to enter more stringent markets, such as battery-grade lithium carbonate and lithium hydroxide and, more recently, nitrate products that can be used in solar power plants.

SQM's technological development capability has also enabled it to patent many of its processes and products. It currently has 23 patents in Chile, the US, Japan, Argentina and Bolivia for its lithium, iodine and nitrate production processes.

Interestingly, SQM began as essentially a producer and seller of fertilizers and today has become an international company with major global presence in multiple business lines.

MILESTONES IN *OUR HISTORY*







1926 – 1971

1926: The Guggenheim family acquires land in the El Toco sector and opens the María Elena nitrate office.

1931: Pedro de Valdivia begins operations using the Guggenheim production system to manufacture sodium nitrate and iodine.

1951: A nitrate crystallizing plant is built in Coya Sur in order to take advantage of nitrate precipitation from solar evaporation ponds.

1968: SQM is created through the merger of Corporación de Ventas de Salitre y Yodo, Compañía Salitrera Anglo Lautaro, Compañía Victoria and the Chilean government.

1971: SQM is nationalized, with CORFO taking 100% control of the Company.

1983 – 1994

1983: SQM's privatization process begins, concluding in 1988, and pension funds acquire a stake.

1985: Important production developments are incorporated and the heap leaching process is first applied in extracting nitrates and iodine.

1986: Potassium nitrate is first produced in Coya Sur using a completely new process designed by SQM.

1993: The Company begins operations at its technical-grade potassium nitrate plant and completes its first share issuance on international markets through its ADR program.

1994: SQM becomes one of the first Chilean companies to obtain the International Quality Certification ISO 9001 for its iodine plant.

1995 – 2001

1995: SQM obtains the first environmental permit in the Salar de Atacama and begins producing potassium chloride. The Company's second issuance of ADR takes place to access funds from international markets.

1997: SQM begins producing lithium carbonate, which is made from lithium brines from the Salar de Atacama, in its facilities in the Salar del Carmen.

2000: The Company expands its potassium chloride production in the Salar de Atacama and builds a new potassium nitrate plant at Coya Sur.

2001: A commercial distribution agreement is signed with the Norwegian company Yara International (ASA), enabling SQM to achieve significant cost synergies and geographic coverage for its specialty plant nutrition business.



2002 – 2005

2002: An environmental management and corporate quality system is implemented; The "Lend a Hand to Your Community" grants are awarded for the first time, designed to support social initiatives developed by our own employees to benefit neighboring communities.

2003: Lithium carbonate production capacity in the Salar del Carmen is increased to 32,000 tons per year.

2004: ISO 9001:2000 certification is obtained for lithium carbonate.

2005: SQM purchases Kemira Emirates Fertilizers Company (Kefco)—a company that manufactures soluble fertilizers. This same year, lithium hydroxide production begins in a new plant built in the Salar del Carmen.



2006

2006: The Company issues its Sustainable Development Policy, which establishes the guiding principles for SQM's commitment.

SQM acquires DSM's iodine business in Chile and makes investments to expand the production capacity of its iodine plant in Nueva Victoria.

The Company obtains environmental approval to increase extraction in the Salar de Atacama, accompanied by a robust hydrological and biotic environmental monitoring plan and an innovative early warning plan.

Improvements are made to the tourist facilities at Laguna de Chaxa, in collaboration with the National Forestry Corporation.

The first literary competition "Cuentos de la Pampa" is held.



2007 – 2008

2007: Production begins at the new nitrate prilling and granulation plant at Coya Sur.

The micro-entrepreneurial funding competition was created as a way to support business initiatives in communities near our operations.

The project to refurbish the industrial area of the Humberstone nitrate office begins.

2008: SQM increases its lithium carbonate capacity to 40,000 tons per year and enters into a joint venture with Migao Corporation to produce and distribute potassium nitrate in China.

Investments are made to rebuild the town of María Elena following the 2007 earthquake. SQM builds two residential facilities for 772 workers with the highest standards in the mining industry.

...MILESTONES IN *OUR HISTORY*







2009 -2012

2009: SQM signs new joint ventures with Coromandel (India), Qingdao Star (China) and Roullier (France).

2010: In Dubai, SQM Vitas launches a new line of soluble phosphate products.

Environmental approval is obtained for the Pampa Hermosa project to expand production of iodine and nitrates in Nueva Victoria, Tarapacá Region, with complete environmental monitoring and early warning plans.

2011: Production commences in a new potassium nitrate plant in Coya Sur, increasing production by 300,000 tons per year, and a potassium nitrate plant is inaugurated in China together with Migao Corporation.

Residents of Toconao develop Ayllu, a new brand of wine produced at 2,400 meters above sea level. This community program initiated in 2008 is part of the Atacama Tierra Fertil Program sponsored by the Company.

In collaboration with the Crea+ Foundation, a mathematics assistance program is started in the town of San Pedro de Atacama.

A project begins to restore the railway station known as "La 32" in the Tarapacá Region.

2012: SQM expands production capacity of potassium products in its facilities in the Salar de Atacama, yielding approximately 2 million tons per year, while lithium carbonate production capacity in the Salar del Carmen reaches 48,000 tons per year.

Iodine production in Nueva Victoria increases, giving SQM total installed capacity of 12,500 tons of iodine per year.

2013

SQM's operations in Nueva Victoria are certified in Responsible Care by the Chilean Industrial Chemical Association (ASIQUIM).

Capstone Mining Corp. signs an agreement with SQM for an option to acquire a majority interest in any metals found in a prospecting project in the province of Taltal.

SQM sells royalties from the Antucoya project to Antofagasta Minerals and initiates a plan to increase productivity and reduce costs.

The Center for Environmental Education in the Pampa del Tamarugal National Reserve is inaugurated in the Tarapacá Region, in conjunction with the National Forestry Corporation.

As part of its community programs, the Company and the town of Quillagua collaborate to launch and begin operating a high-tech greenhouse.


2014

HIGHLIGHTS 2014 G4-13

- The Company places US$250 million in international bonds in the United States, thus demonstrating that market's risk-weighted valuation of SQM.
- The LEAN work methodology is successfully implemented through a program known as M1. Part of the Company's efforts to cut costs and enhance productivity, this initiative sets standards for reducing losses from all types of waste, thus decreasing energy and water consumption. The M1 program led to an important boost in production in the atmospheric and potassium nitrate plants in Coya Sur, while reducing costs and per-unit energy consumption, optimizing the use of water and achieving these results with zero accidents.
- The Port of Tocopilla posted record monthly shipping figures with 229 thousand tons of bulk product and 21 thousand tons of packaged product.
- The Coya Sur atmospheric plant in Antofagasta achieves record annual production for nitrate salts, manufacturing 376,000 tons,
- while the Nueva Victoria iodine plant in Tarapacá achieves record annual production of 5,724 tons.
- In partnership with the National Forestry Corporation, the Puquios de Llamara Observation Trail is inaugurated in the Pampa del Tamarugal National Reserve in the Tarapacá Region.
- The fifth version of the literary competition "Cuentos de la Pampa" is held.
- An exhibit entitled "Industrial Life in the Nitrates Industry" opens at the Huanchaca Ruins Museum in Antofagasta.



SQM's senior executives are based at its headquarters in the city of Santiago.

CORPORATE GOVERNANCE *FRAMEWORK* G4-14

SQM has committed to continuously improving its corporate governance practices in order to remain an ethically driven organization, focused on the equal treatment of all shareholders, working to uphold their interests, maximizing investment returns and optimizing shareholder value.

SQM'S CORPORATE GOVERNANCE FRAMEWORK HAS FOUR MAIN PURPOSES:

1| TO FOCUS THE EFFORTS OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT ON MAXIMIZING THE VALUE OF THE COMPANY FOR ALL OF ITS SHAREHOLDERS, AS WELL AS FOR ITS CLIENTS AND EMPLOYEES.

2| TO REAFFIRM THE BOARD OF DIRECTORS' DUTY TO PROVIDE GUIDELINES THAT WILL LEAD SENIOR MANAGEMENT TO ACHIEVE BEST PRACTICES AT EVERY LEVEL OF THE ORGANIZATION.

3| TO UNDERSCORE ONE OF THE BOARD OF DIRECTORS' MOST IMPORTANT OBJECTIVES, WHICH IS TO PROVIDE THE COMPANY'S VISION, GOALS AND THE STRATEGY TO ATTAIN SUCH GOALS.

4| TO STRESS THE BOARD OF DIRECTORS' RESPONSIBILITY TO CONTINUOUSLY MONITOR AND EVALUATE SENIOR MANAGEMENT'S PERFORMANCE IN ACCORDANCE WITH THE COMPANY'S VISION AND STRATEGY.

The full text of SQM´s Corporate Governance Framework is available at: www.sqm.com.



ORGANIZATION *AND CORPORATE GOVERNANCE*

G4-34

SQM's corporate governance practices strive to uphold ethical conduct within the organization. The Company reviews them on an ongoing basis to ensure that they are applicable to its current circumstances.

BOARD OF DIRECTORS

The Board of Directors of SQM is comprised of eight members elected by the Company's shareholders. Based on the Company's needs, at the ordinary shareholders' meeting held on April 24, 2015, the shareholders reelected all board members for a three-year period and appointed Juan Antonio Guzmán M. as chairman.

The board has four committees: The Audit and Financial Risk Committee, comprised of Hernán Büchi B., Hans Dieter Linneberg A. and Edward J. Waitzer; the Safety, Health and Environment Committee, comprised of Joanne L. Boyes, Arnfinn F. Prugger and Wolf von Appen B.; the Ad-Hoc Committee, comprised of Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer; and the Corporate Governance Committee, comprised of: Robert A. Kirkpatrick, Hans Dieter Linneberg A. and Edward J. Waitzer.

No board member holds a managerial position within the Company. One of the board's first concerns has been to strengthen corporate governance and best practices with initiatives

such as restructuring the chain of command for the Office of Control and Compliance. This division, which previously reported to the Chief Executive Officer, now reports directly to the Audit and Financial Risk Committee.

The board of directors monitors management's performance and meets each month to analyze the Company's progress, assess investment opportunities and approve general guidelines and directives for SQM's development. In compensation for their time, each director receives a fixed monthly stipend in Unidades de Fomento (UF) and a percentage of the Company's profits once per year.

SQM's board of directors must exercise its best judgment in order to act in line with what it reasonably believes to be the interests of the Company and its shareholders.

SQM has corporate governance guidelines that are designed to guide the board in exercising its duties with the Company and its shareholders. These guidelines are not intended to serve as a set of legal obligations, but rather a framework that the board can use to manage its dealings.

AUDIT AND FINANCIAL RISK COMMITTEE

The objective of the Audit and Financial Risk Committee (AFRC) is to help the board fulfill its duties with respect to control and financial reporting matters. The AFRC works to control the Company's maximum exposure to financial risk in accordance with defined policies.

It is comprised of three directors. Independence requirements under Chilean and NYSE regulations must be taken into consideration in selecting the members of the AFRC.

This committee must meet at least four times per year.

The AFRC presents pertinent information to the board after each meeting.

SAFETY, HEALTH AND ENVIRONMENT COMMITTEE

The purpose of the Safety, Health and Environment Committee (SHEC) is to support the board in fulfilling its duties by reviewing and recommending policies related to safety, health and environmental matters affecting the Company.

The SHEC is comprised of three directors and meets as necessary. It is responsible for periodically reviewing the Company's safety, health and environmental policies, monitoring the status of compliance with these policies and applicable regulations and reviewing emergency response plans.

The SHEC presents pertinent information to the entire board after each meeting.

AD-HOC COMMITTEE

The purpose of the Ad-Hoc Committee, formed on February 26, 2015, is to internally investigate the incidents of public interest involving our Company. It is authorized to request any independent external advisory services deemed necessary. Once it has completed its investigation, it will present its conclusions and potential courses of action to the board of directors.

CORPORATE GOVERNANCE COMMITTEE

This committee defines and establishes the different attributes and obligations of the board and its committees, working to ensure compliance with the existing corporate governance policy.

Each year, the sustainability report is sent to the SHEC for comments before being published.



CHAIRMAN
Juan Antonio Guzmán M.
Industrial And Chemical Engineer,
Universidad Católica De Chile
Id Number: 5.123.918-0



VICE CHAIRMAN
Edward J. Waitzer
Lawyer, Faculty Of Law,
University Of Toronto
Passport No. Qd 618004



DIRECTOR
Hernán Büchi B.
Civil Engineer
Universidad De Chile
Id Number: 5.718.666-6



DIRECTOR
Joanne L. Boyes
Chartered Accountant
University Of Saskatchewan
Passport No. Qb 604035

ORGANIZATION

THE COMPANY'S BOARD OF DIRECTORS CONSISTS OF:



DIRECTOR
Robert A. Kirkpatrick
Lawyer
University Of Saskatchewan
Passport No. Ga 510400



DIRECTOR
Hans Dieter Linneberg A.
Economist
Universidad De Chile
Id Number: 8.321.556-9



DIRECTOR
Arnfinn F. Prugger
Geoscientist
University Of Saskatchewan
Passport No. Ga 567244



DIRECTOR
Wolf Von Appen B.
Businessman
Id Number: 2.884.455-7

The current board of directors was elected for a three-year period in the ordinary general shareholders' meeting held April 24, 2015. As established in the Company's corporate governance framework, anyone may contact the directors by email at directores@sqm.com.



CHIEF EXECUTIVE OFFICER
Patricio de Solminihac T.
Industrial Engineer
Universidad Católica de Chile
Id Number: 6.263.302-6



CHIEF FINANCIAL OFFICER AND BUSINESS DEVELOPMENT SENIOR VICE PRESIDENT
Ricardo Ramos R.
Industrial Engineer
Universidad Católica de Chile
Id Number: 8.037.690-1



NITRATES AND IODINE OPERATIONS SENIOR VICE PRESIDENT
Carlos Díaz O.
Industrial Engineer
Universidad Católica de Chile
Id Number: 10.476.287-5.



POTASSIUM AND LITHIUM OPERATIONS SENIOR VICE PRESIDENT
Juan Carlos Barrera P.
Industrial Engineer
Universidad Católica de Chile
Id Number: 10.528.182-K

MANAGEMENT

THE COMPANY'S UPPER MANAGEMENT GROUP CONSISTS OF:



SENIOR COMMERCIAL VICE PRESIDENT
Eugenio Ponce L.
Mechanical Engineer,
Universidad
Católica de Valparaíso.
Id Number: 5.370.715-7



HUMAN RESOURCES AND SUSTAINABLE DEVELOPMENT SENIOR VICE PRESIDENT
Pauline De Vidts S.
Industrial Engineer
Universidad Católica de Chile
Id Number: 9.668.138-0



EXPLORATION SENIOR VICE PRESIDENT
Daniel Jiménez Sch.
Industrial Engineer
Universidad Católica de Chile
Id Number: 6.362.533-7



GENERAL COUNSEL AND LEGAL AFFAIRS SENIOR VICE PRESIDENT
Matías Astaburuaga S.
Lawyer
Universidad Católica de Chile
Id Number: 7.080.469-7

On March 16, 2015, the board named Patricio de Solminihac T. the new Chief Executive Officer of SQM.

LEGAL AND *OWNERSHIP STRUCTURE* G4-7

SQM S.A. IS A PUBLICLY TRADED CORPORATION WITH SHARES LISTED ON THE SANTIAGO (CHILE) AND NEW YORK (U.S.) STOCK EXCHANGES. AS OF DECEMBER 31, 2014, THE COMPANY'S MAJORITY SHAREHOLDERS ARE:

Series A + B	Number of Shares	Percent Ownership of Series
THE BANK OF NEW YORK MELLON ADRS	61,894,725	23.52%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA	51,811,219	19.69%
INVERSIONES EL BOLDO LTDA	47,293,872	17.97%
INVERSIONES RAC CHILE LIMITADA	21,403,015	8.13%
POTASIOS DE CHILE SA	18,179,147	6.91%
INVERSIONES PCS CHILE LIMITADA	15,526,000	5.90%
INV GLOBAL MINING CHILE LTDA	8,798,539	3.34%
BANCO DE CHILE (ON BEHALF OF NON-RESIDENT THIRD PARTIES)	5,795,818	2.20%
BANCO ITAU (ON BEHALF OF INVESTORS)	5,433,026	2.06%
INVERSIONES LA ESPERANZA CHILE LIMITADA	3,711,598	1.41%
BANCO SANTANDER (ON BEHALF OF FOREIGN INVESTORS)	2,912,604	1.11%
EUROAMERICA C DE B S.A.	2,073,517	0.79%
Subtotal Series A and B Shares	244,869,080	93.04%
Total Series A and B Shares	263,196,524	100%
Total Number of Series A and B Shareholders	1,285	

Series A	Number of Shares	Percent Ownership of Series
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA	44,803,531	31.37%
INVERSIONES EL BOLDO LTDA	29,330,326	20.54%
INVERSIONES RAC CHILE LIMITADA	19,200,242	13.44%
POTASIOS DE CHILE SA	18,179,147	12.73%
INVERSIONES PCS CHILE LIMITADA	15,526,000	10.87%
INV GLOBAL MINING CHILE LTDA	8,798,539	6.16%
INVERSIONES LA ESPERANZA CHILE LIMITADA	3,711,598	2.60%
KOWA CO LTD	781,429	0.55%
KOCHI SA	737,057	0.52%
LA ESPERANZA DELAWARE CORPORATION	227,550	0.16%
INVERSIONES RENTAMAX LIMITADA	154,000	0.11%
EUROAMERICA C DE B SA	138,321	0.10%
Subtotal Main Series A Shareholders	141,587,740	99.14%
Total Series A Shares	142,819,552	100%
Total Number of Series A Shareholders	415	

Series B	Number of Shares	Percent Ownership of Series
THE BANK OF NEW YORK MELLON ADRS	61,894,725	51.42%
INVERSIONES EL BOLDO LTDA	17,963,546	14.92%
SOCIEDAD DE INVERSIONES PAMPA CALICHERA SA	7,007,688	5.82%
BANCO DE CHILE (ON BEHALF OF NON-RESIDENT THIRD PARTIES)	5,795,818	4.81%
BANCO ITAU (ON BEHALF OF INVESTORS)	5,412,076	4.50%
BANCO SANTANDER (ON BEHALF OF FOREIGN INVESTORS)	2,912,604	2.42%
INVERSIONES RAC CHILE LIMITADA	2,202,773	1.83%
EUROAMERICA C DE B SA	1,935,196	1.61%
BANCHILE C DE B SA	1,799,359	1.49%
AFP PROVIDA SA PENSION FUND C	1,469,493	1.22%
AFP HABITAT SA PENSION FUND C	1,016,920	0.84%
AFP CAPITAL SA PENSION FUND C	818,499	0.68%
Subtotal Main Series B Shareholders	110,228,697	91.57%
Total Series B Shares	120,376,972	100%
Total Number of Series B Shareholders	1,190	

CORPORATE *PRINCIPLES*

VISION

We aspire to maintain and strengthen our global leadership position in our main business lines—specialty plant nutrition; iodine and derivatives; lithium and derivatives; industrial chemicals and potassium—based on a flexible strategy towards market changes that maintains low production costs and high ethical standards in our treatment of shareholders, employees, clients, suppliers, the environment and the community.

VALUES

1| **EXCELLENCE:**
WE COMMIT TO WORKING WITH THE BEST STANDARDS OF QUALITY, EFFICIENCY AND EFFECTIVENESS. WE RATIONALLY USE THE RESOURCES THAT WE MANAGE AND PROMOTE ACTIONS THAT ADD VALUE. WE ACT RESPONSIBLY AND FULFILL OUR COMMITMENTS.

2| **INTEGRITY:**
WE CONDUCT BUSINESS IN AN HONEST, FAIR, ETHICAL, RESPECTFUL AND TRANSPARENT MANNER. OUR LANGUAGE IS OPEN AND CONSISTENT WITH OUR ACTIONS TOWARDS PEOPLE, THE ENVIRONMENT, THE COMMUNITY, CLIENTS AND OTHER ENTITIES WITH WHICH WE INTERACT.

3| **SAFETY:**
WE VALUE THE LIFE AND HEALTH OF ALL PERSONS. WE BELIEVE THAT CARING FOR PEOPLE IS AN ORGANIZATIONAL, PERSONAL AND SOCIAL COMMITMENT THAT IS PUT INTO PRACTICE IN THE WORKPLACE AND IN EACH OF OUR PRIVATE LIVES.

4| **TEAMWORK :**
WE ENCOURAGE PEOPLE TO WORK TOGETHER. WE VALUE THE PERSONAL TRAITS AND SKILLS OF EACH PERSON AND FOSTER THE EXCHANGE OF IDEAS, OPINIONS AND EXPERIENCES, THUS STIMULATING COLLECTIVE WORK. WE TREAT PEOPLE WITH RESPECT, DIGNITY AND COURTESY TO CULTIVATE RELATIONSHIPS BUILT ON TRUST.

CODE OF ETHICS

5 | **INNOVATION:** WE ADDRESS WORK AND CHALLENGES CREATIVELY. WE ENCOURAGE FLEXIBLE AND VARIED APPROACHES TO THE WAY WE DO BUSINESS, CONSTANTLY PURSUING BETTER SOLUTIONS AND WAYS OF ACHIEVING OUR OBJECTIVES.

SQM is committed to abiding by the laws, standards and regulations of the countries in which it operates. The company understands that there may be traditions and customs that vary from country to country, nevertheless, these cannot deviate the company from its decision to act with the highest standards of integrity and honesty.

Integrity and ethics have always been a significant component of the manner in which SQM carries out its business. To act with a high sense of integrity is crucial in order to maintain trust and credibility of our Shareholders, Directors, Employees, Customers, Suppliers, Government Organizations, Supervising Entities, Communities, Stakeholders and people, institutions and organizations related with the company.

All the directors and employees of SQM shall:

- Promote and maintain transparency in their respective activities in accordance with their position and level of responsibility.
- Maintain work relations and management based on integrity and ethics.
- Encourage and require all Directors and Employees to do their duties in an honorable way.
- Promote and respect compliance with applicable laws, standards and regulations.
- Work with dedication, perfectionism, honesty, and integrity, always acting consistently with SQM values and policies.

The company will not tolerate any acts that deviate from standards of ethical legitimacy and which could cause damage to our shareholders, clients, employees, and any other pertinent group, including the general community.

This code provides policies, directives and principles that must guide the actions of everyone at the company. All SQM employees, along with the Directors, are obligated to act according to the provisions of this code.

The full text of SQM's Code of Ethics is available at www.sqm.com.

SUSTAINABLE *DEVELOPMENT POLICY*

SQM is committed to the sustainable development of its business, incorporating in its day to day activities the care and respect of the people working at its facilities, the environment, the community and its clients. A good performance in these areas is key to the success of its operations and its future development. As a company with five main business lines: Specialty Plant Nutrients, Iodine, Lithium, Potassium and Industrial Chemicals, with production facilities in Chile and with commercial presence abroad, SQM is committed to:

1| ABIDING BY THE CURRENT LAWS AND REGULATIONS APPLICABLE TO ITS ACTIVITIES, PRODUCTS AND SERVICES, AS WELL AS MEET THE AGREEMENTS MADE VOLUNTARILY, INCLUDING STANDARDS INTERNALLY DEFINED.

2| DEVELOPING AND IMPLEMENTING PREVENTATIVE MEASURES AND CONTROLS NEEDED, IN A TIMELY MANNER, TO MINIMIZE THE RISK OF INJURY AND HEALTH HARM TO ITS OWN EMPLOYEES AND THOSE OF CONTRACTORS AND SUBCONTRACTORS, THUS PROMOTING ACTIVE PARTICIPATION OF ALL WORKERS IN RISK PREVENTION MATTERS.

3| MINIMIZING THE ENVIRONMENTAL IMPACTS THAT ITS ACTIVITIES COULD CAUSE ON ITS SURROUNDINGS, BY CONSIDERING THE ENVIRONMENTAL ASPECTS AT EARLY DESIGN STAGES OF ITS OPERATIONS, THEREBY IMPLEMENTING CONTROLS THAT AVOID CONTAMINATION THROUGH THE APPROPRIATE MANAGEMENT OF WASTES AND EMISSIONS.

4| PROMOTING RESPONSIBLE AND EFFICIENT USE OF NATURAL RESOURCES AND PRODUCTION SUPPLIES, IN ACCORDANCE WITH LOCAL AND INTERNATIONAL BEST PRACTICE STANDARDS.

5 | PROVIDING ITS CLIENTS WITH HIGH QUALITY PRODUCTS, WHICH MEET THE COMMITTED STANDARDS AND PROVIDING CLIENTS A SERVICE THAT ENSURES A MUTUALLY BENEFICIAL LONG TERM RELATIONSHIP.

6 | MAINTAINING A GOOD RELATIONSHIP WITH NEIGHBORS AND PARTICIPATING IN THE DEVELOPMENT OF NEARBY COMMUNITIES BY SUPPORTING PROJECTS AND ACTIVITIES WITH AN EMPHASIS ON EDUCATION, CULTURE AND THE PROTECTION OF THE ENVIRONMENT, IN ORDER TO ENHANCE THE QUALITY OF THE LIVES OF THE INHABITANTS OF THOSE COMMUNITIES.

7 | MAINTAINING OPEN AND ONGOING COMMUNICATION WITH ITS EMPLOYEES, CONTRACTORS, CLIENTS, SHAREHOLDERS, NEIGHBORS AND AUTHORITIES, INFORMING THEM REGULARLY ABOUT ITS PERFORMANCE.

8 | PROMOTING CONTINUOUS IMPROVEMENT IN ITS PERFORMANCE RELATED TO SAFETY, HEALTH, THE ENVIRONMENT, QUALITY AND ITS RELATIONSHIP WITH THE COMMUNITY.

9 | EDUCATING, TRAINING, AND EVALUATING ITS EMPLOYEES AND PERSONNEL FROM ITS CONTRACTORS AND PARTNERS, AS ALL ARE ACTIVE AGENTS IN THE EFFECTIVE IMPLEMENTATION OF THIS POLICY IN ALL THE ACTIVITIES PERFORMED BY THE COMPANY.

STATEMENT OF SUSTAINABILITY

In keeping with the principle of constant improvement, the Company's work is aligned with the commitments that it has made to its shareholders, clients, employees and partners as well as neighboring communities to carry out its commercial and productive work in harmony with the environment. SQM will take steps to protect people and the environment in order to make its business sustainable. Everyone who works for and collaborates with the Company shares in this responsibility.

In accordance with this Sustainable Development Policy, each year the Company outlines new challenges that allow it to continue to advance its performance in all areas.

SQM
IN CHILE AND THE WORLD G4-4/ G4-5 /G4-6/ G4-8/ G4-9

CHILE IS A DIVERSE COUNTRY WITH A GEOGRAPHY KNOWN FOR ITS CONTRASTS AND VARIETY OF CLIMATES.

It is here that we find the Atacama Desert—the world's driest desert—which spans the regions of Tarapacá and Antofagasta and is home to SQM's production plants. This area is abundant in mineral reserves of incomparable magnitude and quality.

The iodine and nitrate reserves in the area's caliche ore fields are the largest on the planet and the Salar de Atacama contains brine with some of the highest concentrations of lithium and potassium in the world.

From these reserves, SQM obtains the products that are the basis for its unique business formula, one of the pillars that makes it a leader in its main business lines.

The products that the Company ships all over the world are developed from high-quality natural resources that enable it to be a cost leader. Its efforts are supported by a specialized international commercial network with locations in over 20 countries.

SQM's strategy aims to maintain and strengthen its global leadership in each of its businesses based on its competitive advantages and the sustainable growth of the diverse markets in which it does business.

ITS MAIN COMPETITIVE ADVANTAGES ARE:

- Synergies arising from a focus on products derived from two unique natural resources: caliche ore and brine.
- Low production costs thanks to extensive areas containing high-quality natural resources.
- An exceptional team of professionals and technicians.
- Expertise and in-house technological development of production processes.
- Infrastructure, logistics and high production volumes that help limit distribution costs.
- Significant international market share for its products.
- International commercial network with company-owned offices in 25 countries and sales in over 110 countries.
- Ongoing product development based on customer needs.
- Conservative and sound financial position.

SQM OFFICES IN CHILE


BOLIVIA
IQUIQUE
ANTOFAGASTA
SANTIAGO
PACIFIC OCEAN
ARGENTINA

OFFICES AND PRODUCTION FACILITIES THROUGHOUT THE WORLD


DÜSSELDORF/ GERMANY
AMBERES/ BELGIUM
FAUVILLE/ FRANCE
MADRID/ SPAIN
CÁDIZ/ SPAIN
MÜLHEIM AN DER RUHR/ GERMANY
FLORENCIA/ ITALY
BARCELONA/ SPAIN
ATALAYA/ TURKEY
JACKSON/ UNITED STATES
ATLANTA/ UNITED STATES
TOPOLOBAMPO/ MEXICO
GUADALAJARA/ MEXICO
MANZANILLO/ MEXICO
ABU DHABI/ UNITED ARAB EMIRATES
DUBAI/ UNITED ARAB EMIRATES
ANDHRA PRADESH/ INDIA
BANGKOK/ THAILAND
BEIJING/ CHINA
QINGDAO/ CHINA
CHENGDU/ CHINA
GUAYAQUIL/ ECUADOR
LIMA/ PERU
CANDEIAS/ BRAZIL
PARANAGUA/ BRAZIL
CHILE
CAPE TOWN/ SOUTH AFRICA
JOHANNESBURG/ SOUTH AFRICA
DURBAN/ SOUTH AFRICA
SQM FACILITIES
COMMERCIAL OFFICE
PRODUCTION PLANT
JOINT VENTURE / COMMERCIAL OFFICE
JOINT VENTURE / PRODUCTION PLANT
JOINT VENTURE / PRODUCTION PLANT/ COMMERCIAL OFFICE

25

COMMERCIAL OFFICES

SQM has commercial offices in 25 cities throughout the world.

110

COUNTRIES

and thousands of clients are reached by SQM products.

+2.500.000

METRIC TONS / YEAR

SQM sells over 2,500,000 metric tons per year of finished product through its distribution network.

OPERATIONS IN CHILE


NUEVA VICTORIA
TOCOPILLA
COYA SUR
MARÍA ELENA
PEDRO DE VALDIVIA
SALAR DE ATACAMA
SALAR DEL CARMEN
PACIFIC OCEAN

PRODUCTION *PROCESSES*

POTASSIUM/ LITHIUM CHLORIDE PROCESS


Extraction of brine from salt flat
Solar evaporation ponds
Lithium ponds
Lithium brine to Antofagasta
Salt harvest
Lithium carbonate plant
Potassium chloride plant
Lithium hydroxide plant
Lithium carbonate
Granulated potassium chloride
Crystallized potassium chloride
Lithium hydroxide
Port
Port
Port
Port
POTASSIUM CHLORIDE
LITHIUM CARBONATE
LITHIUM HYDROXIDE

Processes carried out fully or partially in: Salar de Atacama and Salar del Carmen.

POTASSIUM SULFATE / BORIC ACID PROCESS


Extraction of brine from salt flat
Solar evaporation ponds
Salt harvest
Boric acid plant
Boric acid
Potassium sulfate plant
Port
Potassium sulfate
Port
BORIC ACID
POTASSIUM SULFATE

Process carried out in: Salar de Atacama.


NITRATE
PROCESS
Caliche ore extraction
Crushing
Heap leaching
Iodide plant
Solar evaporation ponds
Iodide plant
Vat leaching and crystallization
Intermediate plant
Potassium chloride
Finishing plant
Prilled nitrates
Crystallized nitrates
Port
Port

- POTASSIUM NITRATE
- SODIUM NITRATE

Process carried out fully or partially in: Maria Elena, Pedro de Valdivia and Nueva Victoria.


IODINE
PROCESS
Iodide plant
Iodine and prilling plant
Iodine
Port

- IODINE

Process carried out fully or partially in: Maria Elena, Pedro de Valdivia, Coya Sur and Nueva Victoria.

OUR *PRODUCTS*

G4-4

SQM'S NATURAL RESOURCE DEPOSITS ARE GLOBALLY UNPARALLELED, GIVING IT A UNIQUE, INNOVATIVE BUSINESS MODEL. THIS IS ONE OF THE KEY PILLARS OF ITS STRATEGIC POSITION.
FROM THESE CALICHE ORE AND BRINE RESERVES, THE COMPANY OBTAINS THE PRODUCTS FOR ITS FIVE BUSINESS LINES: SPECIALTY PLANT NUTRITION; IODINE AND DERIVATIVES; LITHIUM AND DERIVATIVES; INDUSTRIAL CHEMICALS AND POTASSIUM.



SPECIALTY PLANT NUTRITION

Specialty plant nutrients are mineral substances that fulfill specific, irreplaceable functions in crops. This business line includes sodium nitrate, sodium potassium nitrate and potassium nitrate, the last of which is the most important.

These products are used for a variety of purposes in agriculture, including efforts to boost growth and production and support reproduction. They are especially useful on farms as part of a strategy for enhancing productivity and quality in order to add value to products.

Through this business line, SQM provides specialized nutritional solutions with fertirrigation, soil and foliar applications that, coupled with the experience and know-how of our team of agricultural experts, supply the necessary elements for boosting returns in our clients' businesses.

IODINE AND DERIVATIVES

Iodine is a non-metallic element. It is violet in color and opaque, with a metallic shine. The most common uses of iodine include health care applications such as contrast media for X-ray exams, products like povidone-iodine and inclusion as a component in synthesizing pharmaceuticals, bactericides, fungicides and disinfectants.

It is also used in the food industry to prevent iodine insufficiency. Low levels of this element during pregnancy and infancy can lead to neurological and physical development issues in children as well as goiters and thyroid malfunction in all ages.

Iodine has antiseptic and germicidal properties because of its ability to rapidly penetrate the cell walls of microorganisms, causing their protein structure and DNA to rupture. It also has industrial applications in nylon and water repellent agents.





INDUSTRIAL CHEMICALS

These products—sodium nitrate, potassium nitrate, boric acid and potassium chloride—are used for industrial applications such as explosives, thermal energy storage, metals treatments, lubricants for oil extraction, fire retardants, etc.

One of the most recent industrial applications of potassium and sodium nitrates is thermal energy storage in solar power plants. Concentrated solar power (also called CSP) plants equipped with a molten salt storage system store excess heat and remain operative 24/7, which significantly increases electricity production.



LITHIUM AND DERIVATIVES

Lithium—the lightest of all metals— can be used in a variety of products including rechargeable batteries, high-resistance glass and ceramics, lubricating greases, air conditioning, pharmaceuticals, aluminum, cement, adhesives and dyes. Lithium batteries have higher energy density than traditional batteries, which allows them to store more energy per weight and volume.

SQM is one of the main lithium producers in the world, boasting a 27% share of the global market. Its commitment to the industry's development and sustainability is not limited only to delivering high-quality products on time but also includes making major investments to ensure product availability.



POTASSIUM

Potassium is a nutrient with multiple industrial applications that plays a key role in the development of basic functions in humans and plants. In people, it helps prevent and treat diseases such as high blood pressure, cerebrovascular complications and cognitive impairment, while in plants it improves resistance to stressors such as extreme temperatures, droughts, parasites and other elements.

The main sources of potassium for use in fertilizers are: potassium chloride (KCL), potassium sulfate (K2SO4) and potassium nitrate (KNO3). SQM is the only company that produces these three sources of potassium.

PROMOTING RESEARCH *G4-15*

Inspired by the value of innovation, SQM has forged an important relationship between internal know-how and expertise from specialists in diverse fields. As a result, it maintains agreements with institutes and universities such as the **Center for Lithium Innovation at Universidad de Chile**, which supports the training of new professionals and specialists, the creation of value-added products and services and the exploration of new business models in Chile.

Also worth mentioning is the Company's strategic partnership with the scientific and technology center **Care Chile UC**, affiliated with Pontificia Universidad Católica de Chile, to conduct biomedical research on the benefits of using potassium in preventing high blood pressure, cerebro-muscular complications and cognitive impairment. In 2014, the Company signed a new agreement with Care Chile UC to support research related to the positive effects of lithium on human health. The main objective of these initiatives is to conduct scientific and applied research to develop new products and/or services that improve quality of life.

2| Our People

TOGETHER, WE ARE MORE EFFICIENT





SQM values its team of associates and recognizes their qualities as well as their ability to continuously challenge themselves, use innovation to meet the organization's goals and remain at the forefront of the global industry.

OUR *PEOPLE*

SQM'S TEAM BASES ITS CONDUCT ON OUR CORPORATE VALUES. SAFETY, EXCELLENCE, INTEGRITY, TEAMWORK, INNOVATION AND SUSTAINABILITY ARE THE FOUNDATIONS OF OUR DAILY ACTIONS.



Workers in the KN03 maintenance area at Coya Sur site, Antofagasta Region.

SQM's team is comprised of exceptional individuals, who are the foundation for the Company's development. Therefore, we have fostered a workplace culture that strives to identify, strengthen, develop and reinforce each individual's skills with particular emphasis on providing high quality of life at work sites and cultivating a sense of belonging. As part of our responsibility to our employees, we promote and support their corporate social responsibility initiatives, provide benefits for them and their families and give them opportunities for training and building a career within SQM. We are especially concerned with respecting and caring for the health and physical integrity of each team member.

Through their actions, our personnel embody the SQM Values: Excellence, Integrity, Safety, Teamwork, Innovation and Sustainability.

EMPLOYEE *PROFILE*

SQM HAS 4,800 EMPLOYEES THROUGHOUT THE WORLD WHO BREATHE LIFE INTO OUR COMPANY'S OPERATIONS AND COMMERCIAL PLATFORMS.

Our team is made up of a diverse group of people, including operators, technicians and professionals, both men and women of different ages, each of whom contributes to the Company with their individual aptitudes and skills.

Employees—categorized based on their duties as general employees, supervisors and executives—perform their functions throughout the Company's production and administrative facilities.

EMPLOYEE STATISTICS AS OF DECEMBER 2014 *G4-9/ G4-LA1*

- SQM provides 9,615 jobs in Chile and around the world, including company personnel and contractors.
- SQM has 4,800 direct employees, of which 4,610 are based in Chile and 190 are located abroad. Contractors accounted for 4,786 workers on average for the year 2014.
- Of our employees based in Chile, 84% work in the Tarapacá and Antofagasta regions, while 11% are based in the Metropolitan Region.
- At the executive level, 43 are in the Tarapacá and Antofagasta regions while 62 work in the Metropolitan Region.
- Personnel at SQM's commercial offices abroad represent 4% of our employees.
- Of our employees (in Chile and abroad), 97% had open-term contracts and 3% were employed for a fixed term.

NUMBER OF WORKERS AS OF DECEMBER 2014 BY TYPE OF CONTRACT

Type of Contract	Employees
Fixed-term contract	129
Open-term contract	4,671
	4,800

84%

of SQM's employees in Chile are based in the Tarapacá and Antofagasta regions.

NUMBER OF WORKERS BY EMPLOYEE CATEGORY


3,513
3,511
4,013
977
1,038
1,273
120
109
119
2014 / 4,610
2013 / 4,658
2012 / 5,405
Technicias and Operators
Professionals
Executives

NUMBER OF WORKERS BY EMPLOYEE CATEGORY AND GENDER AS OF DECEMBER 31, 2014

BY EMPLOYEE CATEGORY AND GENDER		EMPLOYEES
EXECUTIVE	MEN	98
	WOMEN	17
SUPERVISOR	MEN	969
	WOMEN	350
GENERAL	MEN	3,065
	WOMEN	301
		4,800

PERSONNEL IN CHILE BY AGE GROUP AND GENDER AS OF DECEMBER 31, 2014

	MEN	WOMEN	TOTAL
Under 30	743	137	880
30 - 39	1270	235	1,505
40 - 50	1168	147	1,315
Over 50	845	65	910
Total	4,026	584	4,610
%	83.9%	12.2%	

PERSONNEL IN CHILE AND ABROAD BY AGE GROUP AND GENDER AS OF DECEMBER 31, 2014

	MEN	WOMEN	TOTAL
Under 30	755	145	900
30 - 39	1,312	280	1,592
40 - 50	1,211	168	1,379
Over 50	854	75	929
Total	4,132	668	4,800
%	86.1%	13.9%	

4,800

EMPLOYEES in Chilean and foreign offices.

86.1%

MALE

13.9%

FEMALE

AS OF DECEMBER 2014

48.2%

OF OUR PERSONNEL IN CHILE IS > 40 YEARS

AND

51.8%

IS YOUNGER

THE PERCENTAGE OF WOMEN WORKING AT **SQM** EXCEEDS AVERAGE FIGURES FOR THE CHILEAN MINING INDUSTRY.

Women account for

12.1%

OF OUR PERSONNEL IN CHILE.

(13.9% including foreign personnel)

DISTRIBUTION BY AGE, TURNOVER AND ABSENTEEISM

G4-LA1

As of December 2014, 48.2% of our employees in Chile were over the age of 40, while 51.8% were younger than 40. This mixture of experience and new generations gives the Company a solid foundation and vitality.

- The turnover rate for the year 2014 was 15.1%, a decrease from the 20% recorded in 2013.
- In 2014, the absenteeism rate reached 3.2%, or 0.4% less than the 2013 figure of 3.6%.

EMPLOYEE TURNOVER IN CHILE BY AGE GROUP AND GENDER

	MEN	WOMEN	TOTAL
Under 30	164	47	211
30 - 39	236	52	288
40 - 50	139	22	161
Over 50	100	3	103
Total	639	124	763
Percentage	83.7%	16.3%	

WOMEN AT SQM *G4-LA13*

Women represent 12.2% of SQM's employees in Chile and 13.9% abroad. This percentage is well above the mining industry average in our country of 9.6% according to statistics from the National Geographical and Mining Service (Sernageomin).

At SQM, our female employees hold a variety of positions such as laboratory analyst, heavy machinery operator, administrative assistant, manager and plant supervisor. This is the result of the open, non-discriminatory recruiting policy set out in our Code of Ethics.

Compensation is determined for each position based on factors such as education, experience, responsibilities, etc., and does not differ by gender.

To increase the earnings of women in mining, the Company participates in a gender working group coordinated by the Antofagasta and Tarapacá Regional Mining Secretariats. These task forces are working to design a regional strategy for incorporating more women into the mining industry.

PATERNITY AND MATERNITY LEAVE AS OF DECEMBER 2014 *LA3*

	MEN	WOMEN
Maternity	49	20
Paternity	36	38
Total	85	58

INITIATIVE TO INCREASE PRODUCTIVITY

In 2014, our Company took on the challenge of adopting a new way of working based on the LEAN methodology. The objective of this methodology, known internally as "M1", is to increase efficiency by implementing good organizational practices, setting standards and reducing losses from all types of waste and process variations. This work system ensures that processes are under control in a system of continuous improvement that gets to the root of the problem and leverages any opportunities identified. It is based on aligning people behind common goals, encouraging participation and making process indicators visible. It also contributes to the workplace climate by fostering a culture of participation.

Implementation of M1 began with a pilot program at the Coya Sur atmospheric plant (in María Elena) in November 2013. Outcomes were optimal, resulting in record production figures—the highest in the last 20 years—for the potassium nitrate area in 2014.

During 2014, this system was replicated in the MOP H II and SOP H plants and maintenance facilities in the Salar de Atacama and the NPT III plant in Coya Sur.

In 2015, implementation will continue at the MOP G III and MOP H I plants in the Salar de Atacama, the NPT1 and NPT2 plants and solar evaporation ponds in Coya Sur, the maritime and ground operations areas at the Port of Tocopilla and the Contracting Department in María Elena.

Throughout the process, the members of each work team have shown considerable commitment and dedication in their diverse day-to-day activities. The results thus far have exceeded initial expectations, which gives the Company great confidence in its ability to address future challenges.

RELATIONSHIP WITH OUR EMPLOYEES *G4-LA 4/ G4-11 /G4-LA8 /G4-RH3 /G4-RH4*

At SQM, we are concerned with maintaining and fostering fluid relations and a sense of collaboration with the Company's 25 unions, which represent 69.4% of all employees, primarily at the Company's main production centers: María Elena, Coya Sur, Pedro de Valdivia, Salar de Atacama, Salar del Carmen, Nueva Victoria, Tocopilla, Antofagasta and Santiago.

The Company also protects and promotes its workers' freedom of association and encourages non-discriminatory policies. As of December 2014, 3,200 of SQM's employees in Chile, or 69.4% of our Chilean workforce, were covered by a collective bargaining agreement.

These agreements do not explicitly address safety-related matters since SQM considers them to be a right of its workers and an obligation and duty that the Company must fulfill at all times. Regarding healthcare, 100% of the Company's employees receive health benefits.

The Company has a general policy of meeting periodically with unions to explain the origin and expected effect of any operating changes that may affect workers and their compensation. Notice is usually given two months in advance of any significant change, however the exact timing will depend on the degree to which that change may affect them.

SQM strives to maintain and foster fluid relations and a sense of collaboration with its 25 unions, which represent 3,200 employees, or 69.4% of all personnel. The Company also protects and promotes its workers' freedom of association and encourages non-discriminatory policies.

BENEFITS G4-EC3 / G4-LA2

The Company provides a variety of benefits to employees with open-term contracts. Some of these benefits are legal obligations while others are given at the company's initiative or are optional for employees.

- National holiday and Christmas bonuses.
- Special bonuses: education, funeral assistance, marriage and birth.
- Special leave: death, marriage, moving and to perform mammograms and prostate exams.
- Life insurance for each employee that covers natural or accidental death and disability.
- Supplementary health insurance.
- Pension funds.
- Catastrophic health insurance.
- Dental insurance.
- Termination benefits in case of employee resignation, with varying benefits based on position.
- Scholarships for children of employees who demonstrate academic excellence at the university level.
- University and graduate-level scholarships for outstanding employees.
- Agreement with Principal Financial Group for Group Voluntary Retirement Savings where SQM matches employee contributions. As of December 2014, 546 employees take advantage of this benefit.
- Each year, the Company adjusts salaries based on a comparative compensation study of companies from the mining and other industries. This enables us to set fair and transparent pay scales for our non-union employees (supervisors).

WORK SITE LIVING STANDARDS AND COMFORT G4-EN31

Continuously improving our employees' living standards during time spent at our offices and accommodation facilities is a priority for SQM.

In this spirit, the Company made significant improvements at our facilities throughout 2014, including:

- Construction of a second artificial turf field for general employees in María Elena.
- New sewage treatment plants in Iris.
- Renovations at accommodation facilities: Andino, Iris, Pampinos and Guggenheim.
- Construction of recreational facility and gymnasium for women at the Salar de Atacama.
- Major street repairs in María Elena.
- Improvements to green areas at entire Salar de Atacama camp.
- The Company also continued work on improvements to residential facilities for workers in María Elena and Tocopilla, as well as the sewage system in Villa Prat.


NITRATO
DE POTASIO

Employees at our Coya Sur production facilities.

PROFESSIONAL *DEVELOPMENT* G4-LA10

EDUCATION IS CRUCIAL TO PERSONAL DEVELOPMENT AND HELPS PEOPLE ACCESS NEW CHALLENGES AND ACHIEVE THEIR GOALS AND DREAMS.



A few of our scholarship recipients in 2014.
Delia Godoy, Claudia Rivera, Juan Pablo Rojas, María Elena Rosas, Rusmeri Rosas, Lasies Cortés, Marlin Olivares and Janete Espinosa.

SQM is constantly concerned with supporting its employees' professional development and personal growth while also contributing to the wellbeing of their families. This includes offering them technical and educational opportunities and providing an attractive internal mobility program.

The Company also offers other special benefits such as scholarships for children of employees.

SCHOLARSHIPS

SQM offers employees and their children the chance to reach their educational goals by providing financial assistance including:

- **University and graduate-level scholarships:** 31 employees received scholarships in 2014.
- **Scholarships for children of employees:** In 2014, 60 outstanding students received scholarships, the same the number of recipients as in 2013.

SCHOLARSHIP RECIPIENTS (2012-2014)

	2012	2013	2014
University and graduate-level scholarships for SQM employees*	33	28	31
Academic excellence scholarships for children of employees	40	60	60

*This includes scholarships for all employee categories and scholarships provided as part of tuition arrangements with educational institutions. In prior years, this figure did not include scholarships for executives and those provided as part of tuition arrangements with educational institutions.

INTERNAL MOBILITY PROGRAM

Developing people is at the core of our organization. By identifying new talents and providing opportunities based on the individual competencies, skills and commitment of each of our associates, we can help enhance their future professional prospects. In this spirit, we have been working on an internal mobility program for the past four years. This initiative gives general employees and supervisors access to new positions within the organization by first identifying ideal candidates from within our teams to fill any vacancies as they arise.

In 2014, 177 positions were filled with internal hires. This program helps benefit the organization's culture because it:

- Encourages good performance and meritocracy.
- Retains and rewards the best talent.
- Reinforces commitment and motivation.
- Favors opportunities for personal development.
- Increases employability by providing learning opportunities within the organization.
- Enriches the Company through collaboration among areas.
- Strengthens the idea that people are valuable assets for the Company.

91

SCHOLARSHIPS WERE AWARDED IN 2014.

WORKPLACE TRAINING

G4-LA11 / G4-LA12

- SQM trained 4,085 employees in Chile in 2014.
- The 76,723 hours of training given involved an investment of ThUS$959.1 (ThUS$1,099.4 in 2013).
- Our training program centered on the core concepts of Induction, Risk Prevention, Managerial and Technical Skills, Language and Office Automation. The training was directed at workers, supervisors and executives.

AVERAGE HOURS OF TRAINING PER EMPLOYEE BY GENDER AND EMPLOYEE CATEGORY IN CHILE (2012 - 2014) *G4-LA9*

Employee Category	Total Training Hours, All Employees, 2012	No. of Employees 2012	Indicator
Operator	32,802	1,710	19.2
Administrative staff	4,090	254	16.1
Executives	1,422	111	12.8
Professionals	38,947	1,415	27.5
Technicians	37,737	2,108	17.9
	114,998	5,598	20.5

Employee Category	Total Training Hours, All Employees, 2013	No. of Employees 2013	Indicator
Operator	17,802	1,455	12.2
Administrative staff	3,021	210	14.4
Executives	1,176	97	12.1
Professionals	25,865	1,205	21.5
Technicians	31,953	1,851	17.3
	79,817	4,818	16.6

Employee Category	Total Training Hours, All Employees, 2014	No. of Employees 2014	Indicator
Operator	30,182	1,844	16.4
Administrative staff	1,303	177	7.4
Executives	1,263	110	11.5
Professionals	20,734	1,263	16.4
Technicians	23,241	1,359	17.1
	76,723	4,753	16.1

AVERAGE TRAINING HOURS PER FEMALE EMPLOYEE

Employee Category	Total Training Hours, Female Employees, 2012	No. of Female Employees 2012	Indicator
Operator	856	33	25.9
Administrative staff	2,019	146	13.8
Executives	291	24	12.1
Professionals	10,074	345	29.2
Technicians	3,672	216	17.0
	16,912	764	22.1

Employee Category	Total Training Hours, Female Employees, 2013	No. of Female Employees 2013	Indicator
Operator	375	28	13.4
Administrative staff	1,824	135	13.5
Executives	261	22	11.9
Professionals	6,366	314	20.3
Technicians	2,732	193	14.2
	11,558	692	16.7

Employee Category	Total Training Hours, Female Employees, 2014	No. of Female Employees 2014	Indicator
Operator	468	20	23.4
Administrative staff	588	105	5.6
Executives	191	17	11.2
Professionals	3,742	321	11.7
Technicians	920	200	4.6
	5,909	663	8.9

AVERAGE TRAINING HOURS PER MALE EMPLOYEE

Employee Category	Total Training Hours, Male Employees, 2012	No. of Employees 2012	Indicator
Operator	31,946	1,677	19.0
Administrative staff	2,071	108	19.2
Executives	1,131	87	13.0
Professionals	28,873	1,070	27.0
Technicians	34,065	1,892	18.0
	98,086	4,834	20.3

Employee Category	Total Training Hours, Male Employees, 2013	No. of Male Employees 2013	Indicator
Operator	17,427	1,427	12.2
Administrative staff	1,197	75	16.0
Executives	915	75	12.2
Professionals	19,499	891	21.9
Technicians	29,221	1,658	17.6
	68,259	4,126	16.5

Employee Category	Total Training Hours, Male Employees, 2014	No. of Male Employees 2014	Indicator
Operator	29,714	1,824	16.3
Administrative staff	715	72	9.9
Executives	1,072	93	11.5
Professionals	16,992	942	18.0
Technicians	22,321	1,159	19.3
	70,814	4,090	17.3

These tables do not include training data for personnel of Ajay Chile S.A., which is part of the SOM group and had 47 employees as of December 31, 2014. This entity is, however, included in the number of total employees as of that date.


QM

Folk group "Los Terralitos" of Tocopilla, recipients of "Lend a Hand to Your Community" grants.

"LEND A HAND TO YOUR COMMUNITY" GRANTS

SQM's grant program, "Lend a Hand to Your Community", provides resources to social and economic development programs in neighboring communities based on grant proposals that are submitted by the Company's employees. The program has been in operation for over 13 years. During this time, 78 projects have received grants.

In 2014, 43 projects were submitted—19 more than in 2013—and nine were awarded grants.

WINNING PROJECTS 2014

Project	Beneficiary Organization	Town
Infrastructure improvements	Club Deportivo Almirante Latorre de Peine	Peine
Tobas: Dance as part of our traditions	Baile Religioso Tobas Peine Nisaya Panicota	Peine
Improvements to gym facilities	Club Deportivo Luchas Formativas (Junta de Vecinos Población Corvallis)	Antofagasta
Improvements to facilities at República de los EEUU School	Centro General de Padres y Apoderados Escuela República EEUU	Tocopilla
Conservation of folk heritage "Amigos de la Cueca"	Grupo Folclórico "Amigos de la Cueca"	María Elena
Improvements to educational facilities at Oasis en el Desierto School in Pintados	Escuela Oasis en el Desierto de Pintados	Colonia Pintados
Creative sewing skills	Agrupación Social, Recreativa, Deportiva y Cultural "Mujeres Creativas Tocopilla"	Tocopilla
Educating about the Pampa culture on local radio	Radio Emisora Nueva Coya FM	María Elena
Traditional dress: Reviving our local, regional and national identity	Agrupación Cultural y Folclórica "Los Terralitos"	Tocopilla

PERFORMANCE EVALUATION PROGRAM *G4-LA 11*

Every year, the Company evaluates its employees' performances in their diverse functions.

In 2014, average scores by employee category and gender are detailed as follows:

AVERAGE NUMBER OF EMPLOYEES BY CATEGORY AND GENDER

Employee Category		Number of employees evaluated	% of employees evaluated
Executives	Men	88	91%
	Women	17	100%
Supervisor	Men	868	75%
	Women	275	75%
General	Men	2,980	83%
	Women	262	79%

RECOGNIZING YEARS OF SERVICE

In appreciation for their years of service, each year SQM recognizes employees that have been with the Company for ten-year increments. In 2014, SQM honored 141 individuals, one of which has been with the Company for 50 years, for their commitment and dedication.

In addition to recognition for years of service, the Company gives several awards throughout the year to its employees to acknowledge and reward their commitment to the SQM values, especially Safety, Teamwork, Excellence and Innovation.

RECOGNIZING YEARS OF SERVICE

Years of Service	Total Employees	Men	Women
10 years	78	66	12
20 years	11	10	1
30 years	38	37	1
40 years	13	11	2
50 years	1	1	0

93.5%
OF EMPLOYEES
received performance evaluations

79.1%
INCREASE IN PARTICIPATION
in "Lend a Hand to Your Community" program (prior page)

141
EMPLOYEES
were recognized for their years of service



Victor Pizarro Zuleta, a geological surveyor in the Mining, Evaporation Pond and Service Production Department, performing his duties in the Salar de Atacama.



WORKPLACE *SAFETY*

MOTIVATED BY THE CONVICTION THAT NOTHING IS MORE VALUABLE THAN LIFE, PEOPLE ARE AT THE HEART OF WHAT WE DO AND SAFETY IS OUR CORE CORPORATE VALUE.

Use of personal protective equipment is mandatory at all SQM operating facilities.

Safety is a key concern for SQM. Thus, we are committed to maintaining systems that enable us to limit health and safety risks for our employees and contractors.

The Company takes its responsibility for protecting its employees' lives very seriously. As a result, all work is performed under a comprehensive risk control system.

We promote above all else a culture focused on preventing risk, which is why we encourage actions that incorporate safety into our daily operations.

We also aim to integrate this safety culture into our workers' families.

OPERATIONAL RISK MANAGEMENT SYSTEM (SISGRO)

G4-LA7

In order to reinforce a culture of safety, we work continuously and rigorously to apply the Operational Risk Management System (SISGRO), which involves a series of activities that employees must perform each day.

The goal is to control the causes of accidents and professional illnesses in order to comply with current laws and improve risk management.

The system covers 13 concepts to ensure that the safety elements we need are in place:

- Leadership.
- Behavior-based prevention.
- Joint committees.
- Reporting and investigating incidents.
- On-site activities.
- Compliance.
- Contractor oversight.
- Personal protective equipment.
- Occupational hygiene and health.
- Emergency plans.
- Training.
- Order and cleanliness.
- Audits.

At SQM, we strive to encourage safe work through personalized programs on Supervision, Periodic Reviews of Critical Inventory, Work Procedures, Observation and Inspection of Activities and Visible Leadership.

We are committed to ensuring full compliance with our 13 Basic Safety Rules (BSR), which are designed to prevent potentially dangerous situations. These rules must also be followed by our contractors.

Since 2012, SQM has been a member of the Chilean Safety Association (ACHS), which provides medical attention in the event of accidents and advises member companies on safety matters, working to ensure ongoing compliance with health and safety standards in our organization.

In 2014, we worked alongside the association to complete 100% of the planned quality and quantity assessments for silicon dioxide as part of the "National Silicosis Eradication Plan" (PLANESI) and for industrial noise in accordance with the "Protocol for Occupational Exposure to Noise" (PREXOR), in our operations in Nueva Victoria, the Salar de Atacama and Pedro de Valdivia—the mining area for the María Elena site. These assessments did not identify any areas with silicon dioxide exposure at our operations in the Salar de Atacama.

We also implemented a surveillance program for employees exposed to silicon dioxide in Pedro de Valdivia and Nueva Victoria, and to noise at the Pedro de Valdivia, Nueva Victoria and Salar de Atacama operations. These efforts resulted in a list of exposed workers (INE in Spanish) at each site.

The Company began to conduct quality assessments for industrial noise in the Salar del Carmen and continued to perform quality and quantity assessments of protocols for musculoskeletal disorders (MSD) and manual handling of loads (MHL) at all production sites, in line with current regulatory protocols, to determine whether any employees are exposed to these agents.

COMMITTEES AND COMMISSIONS

G4-LA5

SQM, its employees and the unions that represent them share this concern for safety and interest in the quality of life at camp accommodation facilities. In this spirit, they work together to reach agreements and make improvements. This bond has resulted in the creation of and participation in risk prevention committees and commissions, which contribute to attaining the goal of zero accidents.

Company-employee participation mechanisms include:

- Safety, Food, Health and Camp Facility Commissions.
- Joint Committees on Hygiene and Safety.
- Worker representation in accident inspections and investigations.
- Identification of situations in violation of standards.
- Coordination with risk prevention departments at each site.

Joint Committees on Hygiene and Safety *G4-LA6*

Our goal is to achieve zero workplace accidents, which is why we have made an effort to strengthen and support the work of the 15 Joint Committees on Hygiene and Safety that represent 100% of SQM workers in Nueva Victoria, María Elena, Tocopilla, Salar de Atacama, Salar del Carmen, Antofagasta, Iquique and Santiago.

These committees are models on safety matters and play an important role in promoting best practices for workplace safety among all workers. They also offer educational activities for employees and their families regarding risk prevention matters such as drug prevention, first aid and fire extinguisher use, thus encouraging safe practices across the entire organization.

Safety and Food Commissions

SQM facilities are periodically inspected by the Safety and Food Commissions, which are comprised of worker representatives and members of management. The focus areas of the commissions are workplace safety and food service quality. The work of these commissions is supported by the Company in order to identify opportunities for improvement.

Thanks to visits by these commissions, agreements have been reached between management and workers that help our personnel perform their job in a clean, safe and comfortable environment.

In October, for the third straight year, a survey was conducted to measure our organization's "Safety Culture". This initiative was completed in conjunction with the Chilean Safety Association (ACHS) and Behavioral Science Technology (BST), a world leader in behavior-based safety. All supervisors, general workers and contractor employees were surveyed. This initiative enables SQM to continue to improve its safety and occupational health policies and strategies, thus moving forward towards its zero accident goal.



The main objective of joint committees on hygiene and safety is to create prevention and control programs to minimize the risks of accidents and professional illnesses and encourage and promote prevention, safe conduct and a risk-focused culture.

HEALTH AND SAFETY INDICATORS *G4-LA6 /G4-LA9*

In 2014, our accident rates dropped 7.7% as compared to 2013, which reinforces our commitment to our goal of zero accidents.

In terms of permanent disabilities, one worker was diagnosed with the professional illness silicosis in 2014.

The Company obtained a Frequency Index (FI) of 0.32 for 2014 (base 200,000 working hours), which includes company staff and contractors. This encourages us to stay alert and increase efforts to train and educate our employees on workplace safety. We have continued to develop a risk prevention training program designed to provide tools to both company staff and contractors so they can make a commitment to safety.

0.32

FREQUENCY INDEX FOR SQM AND CONTRACTOR EMPLOYEES

ACCIDENT RATES FOR LAST 3 YEARS

	SQM Employees		Contractors		Total	
	FI	SI	FI	SI	FI	SI
2014	0.51	27	0.12	7	0.32	18
2013	0.4	25	0.32	10	0.35	17
2012	0.52	77	0.36	26	0.43	48

Evolution of Frequency Index Base = 200,000 working hours.
Evolution of frequency index base = 1,000,000 working hours.

EVOLUTION OF FREQUENCY INDEX BASE = 200,000 WORKING HOURS


0.43
0.35
0.32
2012
2013
2014

EVOLUTION OF FREQUENCY INDEX BASE = 1,000,000 WORKING HOURS


2.1
1.8
1.6
2012
2013
2014

33,000
TRAINING HOURS
in risk prevention

7.7%
DECREASE IN ACCIDENT RATES
over 2013

Zero
ACCIDENTS IS OUR UNWAIVERABLE GOAL

In 2014, the Company logged 33,006 training hours on risk prevention matters for SQM employees and 66,635 training hours for contractors. Overall, 3,792 SQM employees and 9,115 contractors participated in these training sessions.

For 2014 and prior periods, we did not track the gender of contractor employees participating in safety training. However, as a sign of our commitment to disclose this index, the gender of external workers trained will begin to be recorded in 2015.

SQM is committed to both good work and safe work, which is why this prevention policy applies to all personnel and contractors. The Company gathers information regarding entry protocols for contractors and performs audits.

Also during 2014, the Company carried out several different activities at our operating sites aimed at strengthening our prevention tools, including seminars for supervisors and contractors. In November 2014, SQM also organized the "9th Rescue and Emergency Response Team Conference", where the Salar de Atacama team, in representation of the Company, demonstrated techniques for rescuing an individual in a high, confined space.

Our goal as a Company is to prevent accidents, involving each of our employees in the mission of reporting incidents that occur during daily operations. In 2014, we continued to work on the program "Reporting Allows Improvement", through which our workers observe and report actions that could trigger an accident. This initiative allows us to identify opportunities for improvement and implement corrective measures before accidents occur.

For 2014, the Company reported an FI of 0.32 and an SI of 18, thanks to efforts to build a preventative culture throughout the entire organization.

OUR
VALUE CHAIN *G4-LA14*

CONTRACTOR EMPLOYEES ARE STRATEGIC PARTNERS THAT ARE VITAL TO THE SUCCESS OF OUR COMPANY. THIS IS WHY WE SEEK OUT THE BEST CONTRACTORS IN ORDER TO ACHIEVE EXCELLENT RESULTS.

Part of SQM's workforce consists of contractors who work at our Tarapacá and Antofagasta region locations and our offices in Iquique, Antofagasta and Santiago. During 2014, an average of 4,786 contractors worked at our operational facilities and on projects in Chile.

Our commitment to doing a good and safe job extends to our contractors, and they are required to meet the same standards as our employees, particularly in the areas of safety, labor rights and ethical behavior.

SQM periodically engages in oversight activities in order to verify compliance with labor and social security requirements.

The following variables are also controlled: health and safety, basic sanitary and environmental conditions in the workplace, the health and safety management system, and the existence and functioning of joint committees and compliance with labor laws.

In order to emphasize the importance of protecting the lives and health of all individuals, the Company provided new contractors with a copy of our Contractor and Subcontractor Regulations and conducted 66,635 hours of prevention and safety-related training in 2014.



Contractors participate actively in SQM's production and value chain. Pictured here are SQM and contractor employees at a laboratory in Antofagasta.

PRESERVING OUR VALUES *G4-LA15*

When contractors start working at SQM, they receive a copy of our Contractor and Subcontractor Regulations, which inform them of the Company's standards, including obligations and responsibilities regarding the protection of the life and health of all workers.

In 2014, contractors participated in 66,635 training hours focused specifically on safety matters as part of the Company's efforts to contribute to risk prevention and align workers with our Sustainable Development Policy and other SQM standards.

4,786

CONTRACTORS

work at SQM on average each year.

PARTNER COMPANY EXPENSES IN 2014

- SQM engaged over 2,764 goods and service providers in Chile and abroad.
- Of these, 742 come from the Tarapacá and Antofagasta regions where the Company's operations are located.
- SQM disbursed US$560 million to 1,652 service providers.
- The Company purchased US$251.3 million worth of goods from 1,112 suppliers.
- 85.6% of the service providers are located in the Metropolitan, Tarapacá and Antofagasta regions, while 81.2% of the goods suppliers are located in these regions.

Suppliers are key to the development of our products, which is why responsible management from the first link in our production chain is so important.

Near our major operations, the Company seeks to promote and strengthen the development of local businesses. In 2014, 27% of goods and services contracted by the Company were provided by local suppliers.

SQM's purchasing strategy takes safety and labor regulation elements into account in the process of selecting suppliers. Essential requirements include: membership in a safety association (mutual in Spanish), accident rate certificates, authorization to subcontract, health examinations, compliance with labor laws and employment contracts, personnel skills, equipment certifications, among others.

The Company also actively participates in efforts to help develop local suppliers such as "Más Proveedores Tarapacá" and "Cluster", two regional initiatives where SQM's involvement has been exemplary.

Because promoting local development is important to SQM, 27% of goods and services contracted by the Company came from local suppliers. Of the Company's 2,700 suppliers of goods and services, 742 are from the Tarapacá and Antofagasta regions.



All participants at the official closing ceremony for the supplier development program for the Tarapacá region in 2014.

MÁS PROVEEDORES *TARAPACÁ*

For three years, the Company has taken part in the regional program "Más Proveedores Tarapacá", which seeks to develop local mining industry suppliers. The program's objective is to develop the skills and know-how of suppliers so that they can submit bids for tenders or secure contracts with mining companies, thus helping to meet the industry's supply needs. Over the program's three years, SQM has met with 17 participating suppliers.

The region's most important mining companies participate in the program, which is managed by the Iquique Industrial Association (Asociación de Industriales de Iquique, AII).

OUR COMMITMENTS

Topic	Commitments 2014	Compliance	Commitments 2015	Highlights 2014
Our People	Implement programs to improve work environment, emphasizing the development of leadership skills and recognition of supervisors. Communicate survey results and steps for improvement.	✓	Implement recognition program and broaden leadership workshops to cover 80% of supervisors.	We published the results of the Climate Survey in an internal newsletter. We began conducting leadership workshops. We initiated the M1 recognition pilot program (LEAN system).
	Continue SQM training program, improving efforts to identify needs.	✓	Continue SQM training program based on results of survey to identify needs.	We performed a survey to identify needs and developed the 2014 Training Program based on these needs across the entire organization.
			Implement "M1" (LEAN system) training program and first stage of updated legal certification training.	
	Maintain number of scholarships given to employees and their children.	✓	Grant higher education scholarships to employees and their children.	We granted 91 scholarships to employees and their children.
	Continue to fund Micro-entrepreneurial Funding Competition for employees to strengthen bonds with neighboring communities.	✓	Continue to fund Micro-entrepreneurial Funding Competition for employees to strengthen bonds with neighboring communities.	In 2014, we continued the Micro-entrepreneurial Funding Competition for employees, which provided assistance to eight initiatives in the towns of Peine, Antofagasta, María Elena, Tocopilla and Pintados.
Safety and Health	Continue making progress towards "zero accident" goal in operations and attaining better results than the prior year.	Partially Fulfilled	Continue making progress towards "zero accident" goal in operations and attaining better results than the prior year.	Our goal continues to be to reach zero accidents. During 2014, we decreased our frequency index by 7.7% with respect to the prior year but still did not achieve our goal.
	Maintain and improve the Operational Risk Management System (SISGRO), obtaining over 95% in ACHS evaluation.	Partially Fulfilled	Maintain the Operational Risk Management System (SISGRO), obtaining over 95% compliance in regulatory aspects.	We achieved 93.1% compliance for the Operational Risk Management System (SISGRO), but did not reach our goal of exceeding 95%.

✓ Fulfilled

✓✗ Partially Fulfilled

✗ Not Fulfilled

Topic	Commitments 2014	Compliance	Commitments 2015	Highlights 2014
Safety and Health	Continue to improve reporting of incidents and implementation of corrective measures.	✓	Continue to improve reporting of incidents, encouraging the use of this tool through our intranet and safety newsletters. Implement "Accidentgrams" to inform workers when incidents occur, including lessons learned and the main control solutions put into place.	We increased reporting of incidents by 25% in 2014 with respect to the prior year. Incident Reports 2013=5,519; Incident Reports 2014=7,370.
			Define and implement improvement opportunities based on the results of the Safety Culture Survey to strengthen communication, leadership and conduct-based prevention.	
	Continue timely follow-up of risk prevention audits.	✓	Continue timely follow-up of risk prevention audits.	We had 100% compliance in all 149 of the audits conducted.
Companies Contractors	Maintain oversight of contractors through safety audits, strengthening follow-up of action plans presented by them, with a special focus on deviations in compliance with SQM standards.	✓	Continue oversight of contractors through semi-annual audits of each contractor, strengthening follow-up of action plans presented by them for deviations in compliance with SQM standards.	"We met targets for contractor oversight through audits, completing: Qualification Audits: 60 audits of 60 companies. Hygiene Audits (DS 594): 50 audits of 45 companies.
	Continue to promote safe conduct in the implementation of their activities through the Conduct Observation Program.	✓	Continue to promote safe conduct in the implementation of their activities through the Conduct Observation Program. As part of the ACHS Conduct Observation Program, strengthen execution in existing areas and add new areas.	Continue to promote safe conduct through the Conduct Observation Program at our operating facilities.
	Maintain fluid and direct communication with them in order to ensure that their work is aligned with SQM's health and safety objectives.	✓	Maintain fluid and direct communication with them in order to ensure that their work is aligned with SQM's health and safety objectives.	Continue to hold monthly and bi-monthly meetings with contractors. We added contractors to the Safety Culture Survey, which was conducted between October and December 2014.
	Continue efforts to ensure contractor compliance with labor laws. Continue to strengthen relationships and interaction with contractors.	✓	Continue efforts to ensure contractor compliance with labor laws and strengthen relationships and interaction with contractors.	We reviewed our contractors' labor documentation each month through an external provider "SERCOL Certifica".



3 | Our Neighbors

TOGETHER, WE CREATE A BETTER COMMUNITY



Ties to the community are an integral part of business at SQM. We strive for our presence to make a significant contribution to the social, cultural and educational development of those we live and share with each day.



OUR *NEIGHBORS* 04-S01

Children from a school (Escuela E-21) in Toconao participating in an educational activity to learn how to care for the environment.

For SQM, building and maintaining good neighbor relations with the towns surrounding our operations is very important. In this spirit, we have developed an outreach plan organized around three main themes:

- Historical Heritage
- Education and Culture
- Social Development

For each theme, the Company has collaborated with the residents or representatives of the communities benefiting from each initiative to define a work methodology. Over the long term, these efforts have allowed for new and better opportunities for the inhabitants of nearby communities, as well as for the Company, and have built bonds of trust with our neighbors.

The Company engages in corporate social responsibility initiatives in the following towns near SQM's current facilities: María Elena, Quillagua, San Pedro de Atacama, Toconao, Socaire, Peine, Talabre, Camar, Solor, Río Grande, Tocopilla, Antofagasta, Pozo Almonte, Pintados and Iquique.

SQM's production plants are located in northern Chile, in the Tarapacá and Antofagasta regions, in the middle of the desert and far from cities or regional capitals. The towns close to our operations are small communities engaged primarily in agriculture, tourism and port or mining activities. María Elena is one example. This former nitrates office has billed itself as a town that provides services to the mining industry.

As part of the environmental assessments for our projects and in accordance with regulatory requirements, the Company has conducted public consultation processes to measure the impacts that our operations have on neighboring communities. *G4-SO1/ G4-SO2*

The Company is also involved in different working groups in the communities where it operates, supporting different dimensions of their development and helping to detect conflicts or opportunities in a timely manner.

COMMUNITY WORKING GROUPS

Working Group	Municipality
Council of Civil Organizations	San Pedro de Atacama
Emergency Committee	San Pedro de Atacama
Production, Agricultural and Tourism Development Board of Quillagua	María Elena
Public-Private Production and Social Development Board of Quillagua	María Elena
Emergency Committee	Tocopilla and María Elena
Public-private Coordinating Council "Agricultural and Commercial Improvements for the Farmers of Pintados"	Pozo Almonte

COMMUNITIES NEAR SQM OPERATIONS IN THE TARAPACÁ AND ANTOFAGASTA REGIONS.


IQUIQUE
POZO ALMONTE
PINTADOS
QUILLAGUA
TOCOPILLA
MARÍA ELENA
RIO GRANDE
SAN PEDRO DE ATACAMA
SOLOR
TOCONAO
SOCAIRE
TALABRE
ANTOFAGASTA
CAMAR
PEINE
PACIFIC OCEAN
Major Cities
Villages

HISTORICAL *HERITAGE*

PRESERVING AND DISSEMINATING CULTURAL AND HISTORICAL HERITAGE IN ITS MANY FORMS ARE IMPORTANT CAUSES FOR SQM, HEIR TO THE UNPRECEDENTED DISCOVERY IN THE WORLD'S DRIEST DESERT: THE NITRATES INDUSTRY.

The Company believes that the development of neighboring towns must be based on an appreciation for their heritage and culture. Consequently, this line of work holds special meaning for the Company. SQM's origins in the nitrates industry also drive its commitment to preserving and disseminating its legacy and heritage.

SQM serves on the boards of the Nitrates Museum Foundation, the Chacabuco Foundation, the Pedro de Valdivia Foundation and the Huanchaca Ruins Foundation. With these organizations, SQM has put forth considerable effort to preserve the legacy of the nitrate business in the Tarapacá and Antofagasta regions.

Its contributions to these institutions cover a portion of their operating expenses and provide support for research, conservation and restoration projects such as operating the Santiago Humberstone nitrates office, opening the former Chacabuco nitrates office for public viewing and inaugurating the permanent exhibit "Industrial Life in the Nitrates Industry: Legacy of Culture and Development" in 2014 in the Huanchaca Ruins Foundation's Desert Museum. This exhibition relies on new museological principles to tell the story of the land, the community and its heritage.

In 2014, the Company continued to develop several initiatives to preserve both tangible and intangible nitrate industry heritage. Highlights include its support of events organized by the Hijos del Salitre Foundation in the Tarapacá Region, including "Nitrates Week," in November that included the launch of a book of poems entitled "De mi Pampa a mis Amores", by Waldo Sembler.

As part of its projects with the Nitrates Museum Foundation, for the third year in a row, a Juegos Multigrados was held at the former Santiago Humberstone nitrates office. The event was designed to showcase traditional games such as run-run, kite flying, marbles and yincana, and create an opportunity for different generations to socialize.

Also in 2014, a radio studio was inaugurated in the administrative offices of the Nitrates Museum Foundation in Iquique. The new facility will be used to help preserve oral stories about the pampa and to disseminate them through the program "Iquique, la Pampa y su Historia", which is broadcasted from the new studio through Iquique's Radio Caribe.

In 2013, for the third consecutive year, the Company funded workshops to make tin flower wreaths to adorn grave sites as part of the pilgrimage to nitrate office cemeteries. Eighty-three people participated in the workshops, which were held in Iquique and also in María Elena beginning in 2014.

At the end of the workshop, participants made their traditional pilgrimage to nitrate office cemeteries in November to remember their deceased relatives.

5

EDITIONS *of "Cuentos de la Pampa" have been held over the past 10 years.*

83

PARTICIPANTS *created tin flower wreaths in María Elena in 2014.*



In 2014, the tin flower wreath workshop was extended to the town of María Elena.



Winners of literary competition "Cuentos de la Pampa" 2014

As part of SQM's ongoing efforts and for environmental studies required by law, the Company prepares thorough records of pre-Hispanic and historical remains found near mining areas and implements preventative and mitigation measures to protect them, especially near María Elena and Nueva Victoria.

As proof of SQM's commitment to preserve and tell the story of the intangible heritage in the stories and accounts of those that experienced the nitrates industry firsthand, the Company provided support for a documentary entitled "María Elena", created in conjunction with the Procultura Foundation. The film, which was shown to large audiences in Antofagasta and María Elena, revives the history of María Elena through narrations from older residents in the town, which was one of the last operating nitrates offices in the world.

RECOVERING HERITAGE

As part of the Company's efforts to help recover heritage, it helped celebrate Heritage Day in María Elena and provided support for the San Miguel Arcángel festival in Quillagua, in homage of the town's patron saint, honoring him with traditional dances from the north of Chile.

TRADITIONAL MUSIC IN LICKAN ANTAY

Another initiative worth mentioning was a recording made of artist and Toconao resident, Margarita Chocobar, a relentless researcher of the customs of the Atacama culture, playing traditional music known as cueca, which is also the Chilean national dance. Her interest in the cultural expressions of her people was sparked by participating in local traditions as a child. This eventually led to her composing the music featured on the record "Cuecas a Mi Tierra Lickan Antay".

A compilation of two types of cuecas (criolla and carnavalera), this traditional music from Toconao enriches the national dance by introducing a new variation. These pieces are a key element in the musical repertoire of the carnivals celebrated in the towns of Alto El Loa and Atacama La Grande.

CUENTOS DE LA PAMPA

In 2014, the fifth version of the literary competition "Cuentos de la Pampa", was held. The contest aims to bring together original short stories about the legends and collective imagination of the nitrates industry and the pampa, adding value to the industry's intangible historical heritage.

Organized by SQM in partnership with the Nitrates Museum Foundation and the newspaper El Mercurio de Antofagasta, the winner is selected by a renowned jury chaired by Antofagasta's acclaimed writer Hernan Rivera Letelier.

First place was awarded to Carlos Alberto Mella, with his short story "Ladrones de Tumbas"; second to Alejandro Garotti Gasep for his entry "Ecos de la Pampa"; and third to Felipe Trigo Carvajal for "Eugenio Rieles." Honorable mention was also given to Guillermo Araya Espinoza ("Froilán Rojas"), Francisco Geraldo Gutierrez ("El Jinete Francés") and Lucas Morán Basulto ("El Contrato").

SUPPORT FOR THE BOOK "QUILLAGUA, LUNA QUE ASOMBRA"

In early 2014, SQM joined forces with the Nitrates Museum Foundation to publish the book "Quillagua, Luna que Asombra", which brings together hundreds of life testimonies, past and present accounts of the town expressed in photographs, documents and personal tales of its inhabitants.

EDUCATION *AND CULTURE*

WE ARE CONVINCED THAT EDUCATION IS VITAL TO THE DEVELOPMENT OF SOCIETY. THUS, WE REAFFIRM OUR COMMITMENT BY PROVIDING SUPPORT FOR A VARIETY OF EDUCATIONAL PROGRAMS.

At SQM, we believe in the value of providing new and better opportunities for growth and development to children, young people and adults, especially in the towns nearby our operations.

In order to strengthen the talents and skills of these individuals, we support training courses and programs in different areas based on the needs and goals of the residents of each town.

COMMITMENT TO EDUCATION

Each year, the Company renews its commitment to education with the firm belief that education plays an important role in the country's development as the main route to social wellbeing.

Its work in this area has included:

- Support for training and educational program organized by Color Esperanza Foundation, which works with children with Down Syndrome in Antofagasta. It is implemented through the CpueD Foundation.
- Funding for the Crea+ Program. Implemented in 100% of the public schools in San Pedro de Atacama, it was expanded to include the towns of María Elena and Pozo Almonte in 2014, thus benefitting 4,709 students and 80 professors during the year.
- Continuation of the agreement with the community of San Pedro de Atacama to provide financial support for psychopedagogical programs for strengthening student learning processes in public schools.
- Implementation of workshops and recreational activities at the Toconao School, which is managed by nuns from the Patmos Convent. These included silk flower workshops and sewing classes for the residents of Toconao.
- SQM has maintained a close relationship with the Oasis en el Desierto School in Pintados for the past eight years. The Company has provided support to improve its educational program, including the mathematics assistance program in conjunction with Corporación Crea+ for the past several years.

RESHAPING MATH TEACHING METHODS

SQM finances the mathematics assistance program organized by Corporación Crea+, which has been implemented in the towns of San Pedro de Atacama, Pozo Almonte and María Elena. Through this program, primary school teachers (grades one through eight) receive support and training in designing lesson plans along with in-class assistance and evaluations, which is highly valued by the educators being introduced to the new techniques for learning and understanding mathematics.

In the most recently published results of Chilean national standardized tests (SIMCE), schools in the Tarapacá and Antofagasta regions where Corporación Crea+ has implemented its math assistance program, thanks to funding from SQM, reported significant progress in 2014. The most significant score improvements were seen in San Pedro de Atacama, where the Solor Primary School's fourth graders earned an additional 39 points, equivalent to an increase of 13%. Another high-performing school was the San Roque de Peine Primary School, which gained 28 points, or 9.4%, over its previous score. In the Tarapacá region, fourth grade students at the Oasis en el Desierto School progressed 25 points, or 10.3% over the prior scores.



Implemented in 100% of the public schools in San Pedro de Atacama, in 2013, the Crea+ Program was expanded to include the towns of María Elena and Pozo Almonte, thus benefitting 4,709 students and 80 professors in 2014.

These results are the product of collaboration between experts, teachers, students, principals and municipal authorities that are confident in the work being done.

OASIS EN EL DESIERTO SCHOOL IN PINTADOS

SQM's relationship with the Oasis en el Desierto School in Pintados began in 1998. Also, the school has been sponsored by the Company and its employees since 2007.

In 2014, the teaching staff continued using the mathematics assistance program, which has been very well received by the school community and parent association. With the Company's support and a focus on learning, these academic efforts have been complemented by reinforcement sessions as well as workshops to cultivate new artistic skills. Students can also participate in courses on topics such as farming, traditional dance and music.

COLOR ESPERANZA FOUNDATION

In 2014, SQM continued to collaborate with Fundación Color Esperanza, of Antofagasta, which serves 25 families with children who have Down Syndrome. The participants are given tools for improving their development and autonomy. This bond was strengthened thanks to the CpueD-Color Esperanza Exchange Program supported by SQM.

SQM has an agreement with the CpueD Foundation in Santiago to offer multidisciplinary services by highly qualified professionals who are up to date in new methodologies and therapies that will enable the children to lead a fulfilling life not only in their school years but also as adults. The exchange is designed to implement the CpueD model at Color Esperanza, which includes professional development and internship opportunities for Color Esperanza staff at CpueD along with training and counseling for families in Antofagasta. Support is also provided by Spain's Universidad de Murcia.

School	Town	Extracurricular Workshops	Math Program	Psycho-pedagogical Programs	Student Transport	juegos multigrados	Agricultural Education	Support for Cultural Initiatives	Merry Christmas for All
School E-21	Toconao		■	■	■			■	
School E-26	San Pedro de Atacama		■	■				■	
School G-30	Socaire		■	■	■	■			
School G-29	Talabre		■	■	■	■			
School G-27	Peine		■	■	■			■	
School G-22	Camar		■	■	■	■			
High School C-30	San Pedro de Atacama			■	■		■	■	
Río Grande School	Rio Grande		■	■		■			
Oasis en el Desierto School	Pintados	■	■				■	■	■
Quillagua Primary School	Quillagua		■					■	■
Preschools	Toconao, Talabre, Camar, Sociare, Peine							■	■
School G-15 in Solor	Solor		■	■	■	■			
Arturo Perez Canto School D-133	María Elena	■						■	
Humanities and Science Professional Technical High School	María Elena	■						■	
Carlos Condell School D-7	Tocopilla	■							■
Sagrada Familia School	Tocopilla	■							


de Llamara

Visitors to the Puquios de Llamara Trail in the Tarapacá Region can walk along the self-guided circuit to learn more about the surrounding ecosystem.

SUPPORTING HEALTHY LIFESTYLES

In 2014, SQM supported several sports-related initiatives, including a large-scale program to organize a soccer league, financed by the Company, in the city of Tocopilla in conjunction with Fundación Fútbol Más.

The foundation fosters the development of resilience in young and adolescent boys and girls that live in vulnerable biopsychosocial conditions. It gives them the opportunity to strengthen an array of skills to benefit their own wellbeing and their community.

The foundation's work is conducted through neighborhood soccer leagues, which promote respect, happiness, responsibility, teamwork and creativity, all values that motivated SQM to support this initiative and bring it to Tocopilla.

More than 250 boys, girls and adolescents from Tocopilla demonstrated positive results from the foundation's work, which also cultivated healthy lifestyles and took advantage of the four multisport fields located in the heart of Tocopilla.

ENVIRONMENTAL EDUCATION

As part of the Company's commitment to education and the environment, in 2013 SQM began organizing a series of initiatives to showcase the area's natural and historical heritage, emphasizing care and preservation of the environment and giving the community tools to facilitate understanding and encourage conservation. These efforts were reinforced in 2014 by strengthening the environmental education program at the Center for Environmental Education (CEDAM) at Pampa del Tamarugal National Reserve, located in the Tarapacá Region. The program's objective is to promote cultural change regarding practices, conducts and attitudes on conservation and the sustainable use of ecosystems in the Pampa del Tamarugal National Reserve. This initiative is aligned with the environmental education objectives developed by the National Forestry Corporation (CONAF) in the Tarapacá Region.

The CEDAM has big-impact teaching resources such as an audiovisual room showing a video about the reserve, the pampa and the surrounding environment. This film is supplemented by a touch screen and scaled recreations of local flora and fauna.

Visitors to the center can complement their experience by touring a self-guided trail to get to know the Tamarugo tree and the environment in which it lives.

GENERATING KNOWLEDGE ON RENEWABLE ENERGIES

SQM participates actively in the Solar Race Fair, put on in Parque el Loa in the city of Calama in order to educate individuals on renewable energies. At this fair, twenty students from School E-21 in Toconao visited SQM's stand, which featured the work of farmers from the town of Quillagua in their hydroponic greenhouses that use renewable energy to operate systems.

They also got to attend the well-known "Atacama Solar Race", where 13 teams in two categories ("Evolution" and "Hybrid") raced solar cars. This very important competition brings together teams from all over the world to foster innovation in solar power technologies. The race–supported by SQM since its inception–follows a 1,400 kilometer circuit through the Atacama Desert.

+250

CHILDREN AND ADOLESCENTS

Participated in the "Futból Más" program in Tocopilla.

STUDENTS BUILD SMALL SOLAR CARS IN TOCONAO

As a way to educate children on the importance of solar power in Chile, SQM and the NGO "La Ruta Solar" organized an entertaining solar toy car workshop in Toconao. The event's objective was to introduce students from the town's School E-21 to the world of sustainable innovation. Participants built small cars with photovoltaic panels and learned about the benefits of solar power. A group of experts also gave a talk on solar power and its applications in automobiles.

Seventy boys and girls participated in the activity, which began with the expert-led talks, followed by the construction of their own "solar toy car".

The event culminated in an amusing race in the school's courtyard to see which car was the fastest.

TOCOPILLA STUDENTS BRING LIFE TO GREEN AREAS

In response to a request from the ecological committee for the Tocopilla school district, and in partnership with a team of professionals from Servicio País, in 2014 SQM provided tools and supplies such as potting soil to improve the grounds around the city's school, especially the entry area. Students and teachers participated side by side in the activity.

One of the focuses of Servicio País is to revive public spaces near schools and neighborhoods in order to improve the quality of life of residents.

SQM and the NGO "La Ruta Solar" organized an entertaining solar toy car workshop in Toconao. The event was designed to introduce students from the town's School E-21 to the world of sustainable innovation. Participants built small cars with photovoltaic panels and learned about the benefits of solar power.


SQM

The children of Toconao participated actively in an exciting solar car workshop organized by SQM and the NGO La Ruta Solar, to disseminate and educate them on the importance of solar power in Chile.



SOCIAL *DEVELOPMENT*

FUNDING COMPETITION AIM TO FOSTER PROJECTS THAT ARE SUSTAINABLE OVER TIME

Manuel Tejerina is one of the 19 farmers that benefitted from the Tierra Fertil Program. He grows grapes to produce the wine Ayllu. Production totaled 5,000 bottles in 2014.

In 2014, SQM held a new version of its micro-entrepreneurial funding competition in partnership with the municipalities of María Elena, San Pedro de Atacama and Corporación Incuba2. This competition is designed to strengthen business initiatives submitted by inhabitants of these communities in order to foster the development of projects that are sustainable over time. To date, these funds have provided support for 91 entrepreneurs in diverse industries such as crafts, tourism and production development, among others.

In 2014, 18 micro-entrepreneurs were awarded grants to start or improve their businesses with profitable projects that are sustainable over time. The majority of these initiatives provide services that previously did not exist in these towns.

Interest in this initiative has grown every year. In the town of San Pedro de Atacama, the eighth version of the competition attracted applications for 74 projects, ten of which were

selected from the towns of Toconao, Camar, Talabre, Peine, Socaire and Ayllu de Coyo.

At the fourth edition of the contest in María Elena and Quillagua, the evaluating committee had to choose from 34 projects restricted to the areas of crafts, production development, tourism and heritage, as mandated by the competition rules. Eight of these projects were awarded funds.

SAN PEDRO DE ATACAMA

Name	Project	Town
Jorge Alvarez and Comunidad Atacameña de Coyo	Implementing and strengthening Aldea de Tulor and Tebenquinche	Ayllu de Coyo
Cecilia Inés Cruz Cruz	Recovering our ancestral culture	Socaire
Laurencia Rosalia Soza Mamani	Drying medicinal herbs and dehydrating fruit	Talabre
Elisa Mariana Soza Tejerina	Purchasing and installing solar water heater at Hostal Huaytiquina	Talabre
Alejandra Espíndola Corante	Advertising lodging and agrotourism initiatives	Toconao
Libia Patricia Mondaca Mondaca	Implementing traditional craft workshop (phase 1)	Toconao
Deice América Cruz Cruz	Reviving and selling local crafts	Peine
Santos Renato Cruz Pachao	Welding for Atacama peoples	Camar
Pablo Roberto Cruz Barreda	Producing and selling goat cheese	Peine
Sara Miguelina Morales Torres	Building greenhouse with family irrigation system to farm long shelf-life tomatoes and other produce	Peine

MARÍA ELENA

Name	Project	Town
María Inés Palape Suárez	Equipping showroom to sell traditional cookies (Alfajores Calatambo)	Quillagua
Gloria Raquel Palape Suárez	New utensils for Restaurant Don Benja	Quillagua
Héctor Antonio Cortés Ocayo	Pizzeria with delivery service	María Elena
Roxana Tabalí Contreras	Renewing implements for Rico Mote con Huesillo "La Chana"	María Elena
María Peña Escobar	Pet grooming salon "Olguita"	María Elena
Héctor Vitalicio Hoyos Rosas	Installing a tire repair center	Quillagua
Cecilia del Carmen Varas Solar	Improving my bakery	María Elena
Claudia Fabiola Martin Barcos	Renting kiddie cars (3-12 years)	María Elena

TIERRA FÉRTIL PRODUCTION DEVELOPMENT PROGRAMS

SQM has supported and implemented production development initiatives in the towns of Quillagua and Salar de Atacama in the Antofagasta Region and Pintados in the Tarapacá Region.

Quillagua Production Development Program

The Production Development Program developed in the town of Quillagua is a joint effort between the community and the Company.

The program is designed to support initiatives to develop the community's production capabilities, leveraging the town's potential and human and water resources, while prioritizing efficient water use, to cultivate traditional and alternative high-yield crops and attract tourism to complement farming activities.

Initiatives supported by the program in Quillagua:

Agricultural Development

Growing crops in a controlled environment, which includes a greenhouse for leafy produce like lettuce and trial plantings of tomato and strawberry.

In 2014, the program boasted average production of 4,000 heads of lettuce per month, cultivated by the Quillagua Hydroponic Cooperative in response to demand from Aramark and the Calama Farmers' Market.

As part of efforts to strengthen product sales, the program is making strides to incorporate bar codes and design packaging for sales in supermarkets throughout the region. This helps consolidate prior efforts to reinforce farming practices, improving methods and developing the production and business management skills of local residents.

Also in 2014, the Company worked with the community on an energy efficiency project for the greenhouse, which also received resources from the Chilean government's bureau for indigenous affairs (Conadi Calama) to be executed in 2015.

Tourism Development

The community was involved in drafting a tourism development plan for the area. This plan included defining locations for attractive informational signs, which directly benefit the town's visitors that now have the chance to learn relevant information about the town's most important attractions and its history, culture and tradition. Informational signs were placed in 27 locations to provide useful and interesting data on each attraction. All signs, written in both Spanish and English, also feature a QR code that links directly to the town's website. Structures were erected to shade some particularly significant locations where visitors will spend longer observing.

These signs reinforce a comprehensive plan to strengthen Quillagua's tourism potential that also includes the website www.oasisdequillagua.cl and training of local tour guides to provide visitors firsthand information on the town and its attractions.

Atacama Tierra Fértil Program – San Pedro de Atacama G4-15

In 2014, progress was made to consolidate a joint project in partnership with the Foundation for Agricultural Innovation (FIA) to grow alfalfa in the desert. The town of Talabre and the Company worked together on this initiative, which calls for ongoing technology transfer from professionals and specialists in order to enhance the learning process. During the period, investments were made in forage harvest machinery such as a cutter, a raker and a baler, as well as storage facilities, which are used by the 16 farmers participating in the project. As part of the FIA project, the Company's ongoing efforts with the communities of Camar and Socaire have continued.

The improvements in 2014 include:

- Enhancing seeding, soil preparation and **alfalfa** crop care methods.
- Installing an automated spray and drop irrigation system.
- Optimizing the manual harvest mechanism to a mechanical system with a central baler, obtaining an average of 5.6 - 7 ton/ha of **alfalfa**.
- Improving storage facilities for baled **alfalfa**.

Production of the **Ayllu** wine has become a local and national model. Twenty farmers bring together experience and dedication to produce wine on 4.82 hectares at more than 2,400 meters above sea level in the towns of Toconao, Zapar, Puques and San Pedro de Atacama, making it the wine produced at the highest altitude in Chile. Assistance is provided by a multidisciplinary team of professionals.



The greenhouse for hydroponic lettuce in Quillagua is designed to provide economic and technical support to benefit neighbors.

The high-altitude vineyards and wine production in Toconao have been strengthened by improvements to vines and sustained growth in the production of Ayllu wine (from 800 liters in 2012 to almost 4,000 liters in 2014). These accomplishments are complemented by enhanced storage and wine making technology, always hand in hand with training from our professionals and external specialists. Strides were also made on initiatives to improve irrigation systems on most participating farms through the Development Projects submitted to Conadi Calama, which will be carried out in 2015.

SQM continues to work with the Likan Antai Agricultural School to develop the curriculum for students in its farming program. The Company provides vital technical support for these students, who also have the opportunity to take part in a dual program that enables them to work in the field with SQM experts once a week, helping to guide the farmers in the Atacama Tierra Fertil Program. In 2014, we donated a high-tech greenhouse for growing crops in a controlled environment and provided related technical assistance from SQM professionals.

As part of the Company's commitment, ongoing technical support is provided by a multidisciplinary community support team that addresses matters as diverse as community and social development and agricultural production, specifically in the areas of crop nutrition and management, irrigation and pest and disease control for participating farmers from the towns of Zapar, Celeste, Toconao, Talabre, Camar, Socaire, Peine and Quillagua. Each area's production is reflected in innovative products representative of its local identity.

Agricultural Production Development Plan, Pintados, Pozo Almonte G4-15

During the year, the Company continued to play an active role in the Working Group for Agricultural Production Development in the town of Pintados. The municipal government of Pozo Almonte took part in this initiative along with the National Institute for Agricultural

Development (INDAP), the Pozo Almonte Local Action Development Program (PRODESAL), Teck-Quebrada Blanca and the farmers themselves. The process resulted in the definition of a strategy and projects that benefit farmers from local organizations: Asociación Indígena Aymara Tierras de Jehová, Asociación Indígena Aymara Juventud del Desierto and Cooperativa Agrícola Nuevo Amanecer.

As part of this program, the working group continued with the second phase, which involved technical and financial support for the farming associations in the area. The work conducted in the program's first three years has led to a

12.5-hectare increase in their farming capacity, totaling 27 hectares in 2014, by improving soil and implementing renewable energies and automated irrigation systems.

In this second phase, efforts are focused on decreasing gaps in technology and marketing, including enhancing automated irrigation systems, infrastructure, training farmers on good practices and creating a common logo for agricultural products from Pintados to strengthen their products' image and enable them to reach more discerning markets.

Celebrating Christmas with our Neighbors

Aware of its social commitment and in line with its good neighbor policy, SQM supports a variety of community projects each year.

In 2014, we supported the "Christmas Eve Mission" for the sixth consecutive year. The initiative, which is organized by the CGE Foundation, provides baskets of food for Christmas dinner to needy families in different towns in the Tarapacá Region.

The Company also holds Christmas parties and a gift drive each year, encouraging its workers to donate items for children and seniors. Worth mentioning are the contributions to students at schools in San Pedro de Atacama, Tocopilla, Antofagasta and Pintados and the support provided for "Campaña Estrellitas" in Santiago where employees donated personal hygiene items and bed linens to elderly residents of the Jesús Carpintero Parish in Renca.

SQM Provides Assistance for Emergencies in Toconao and Zapar

Intense winter rains in the Andean foothills in January 2014 devastated the province of El Loa, stripping farm lands and vineyards in Toconao and Zapar of irrigation systems.

Intense reconstruction efforts involved support from neighbors, the Chilean army and SQM personnel, who responded promptly to calls from the affected sectors.

Efforts were carried out in conjunction with the Toconao and Zapar Valley Irrigation Committees. The Company provided urgent assistance to these groups and helped repair and replace the collapsed canals with HDP piping to quickly restore irrigation systems, while the community rebuilt their traditional system using stone canals. These efforts were all designed to reestablish the water supply used to irrigate the small farms and vineyards.

The work was evaluated positively by local authorities and community organizations, mainly farming and irrigation associations, which were most strongly affected.

27

HECTARES *have been added to the existing farmland in Pintados between 2010 and 2014 by improving soil and implementing renewable energies and automated irrigation systems.*


I-RUN

Roman Armella is one of the entrepreneurs in the project to plant and produce bales of alfalfa in Talabre.

OUR *COMMITMENTS*

Topic	Commitments 2014	Compliance	Commitments 2015	Highlights 2014
Historical Heritage	Continue to support the preservation and revalorization of local culture by providing support to community initiatives related to folklore, culture, education and recreation.	✓	Continue to support the preservation and revalorization of local culture by providing support to community initiatives related to folklore, culture, education and recreation.	We organized cultural initiatives in Quillagua, María Elena and Iquique, including festivities for patron saints and workshops to revive traditions such as the fabrication of tin flower wreaths and anniversary celebrations for the towns of Pedro de Valdivia, Pozo Almonte and María Elena. Book publications: "Quillagua Luna que Asombra" and "Cuentos de la Pampa". We also collaborated in the making of a documentary about María Elena. In San Pedro de Atacama, we took part in celebrating the Ancestral Spirit Festival and editing the CD "Mi Tierra Lickan Antay" by artist Margarita Chocobar.
Education and Culture	Continue providing programs that promote education and culture, placing special emphasis on those that have the greatest impact on community development.	✓	Continue organizing educational and cultural programs that foster community development, strengthening and generating greater impact on neighboring towns.	We continued to support the mathematics assistance program in San Pedro de Atacama, Quillagua and Colonia de Pintados in partnership with Corporación Crea+: We also organized several extracurricular, skill-building workshops in María Elena such as tennis, soccer and cheerleadering, as well as folk dance and farming workshops in Colonia de Pintados and an English workshop in Quillagua. In San Pedro de Atacama, we sponsored a Juegos Multigrados, financed psychopedagogical assistance and implemented an environmental education program in Chaxa.
Solidarity Work	SQM will provide assistance to those affected by emergency situations in the towns located near its facilities.	✓	Continue assisting with emergency situations that may arise in towns near our operations.	We helped our neighbors that had been affected by a variety of situations, including calls for assistance from institutions in Tocopilla to transport aid to victims of the earthquake in Iquique and Alto Hospicio and the fires in Valparaiso. We provided direct support, in the form of nine containers, to the town of Pozo Almonte, which suffered damage in the earthquake.

✓ Fulfilled

✓✗ Partially Fulfilled

✗ Not Fulfilled

Topic	Commitments 2014	Compliance	Commitments 2015	Highlights 2014
Social Development	Continue with the Micro-Entrepreneurial Funding Competition Program in San Pedro de Atacama and María Elena; incorporate marketing and sales advice.	✓	Continue with the Micro-Entrepreneurial Funding Competition Program in San Pedro de Atacama and María Elena with a focus on training, grants for small initiatives and on-site assistance.	Our grants helped implement ten micro-entrepreneurial initiatives in San Pedro de Atacama, five in María Elena and three in Quillagua, most of which supply goods or services previously unavailable in these towns.
	Continue with agricultural program "Atacama Tierra Fertil", supporting production development in the towns of the Salar de Atacama. Maintain support for plan to strengthen Likan Antai School and sales of local products.	✓	Continue with the production development programs for farming, commerce and value-added products, especially "Atacama Tierra Fertil" in the towns around the Salar de Atacama, "Quillagua Tierra Fertil" and the Pintados program that emerged from the working group in that area.	In San Pedro de Atacama, we reinforced our commitment by supporting the production and commercial development of area towns, with a particular emphasis on the transfer of technology and professional expertise for cultivating grapevines, farming alfalfa and producing the Ayllu brand of wine. We continued providing support for the Lickan Antai School.
	Continue the "Quillagua Tierra Fértil" Production Development Program with a special focus on tourism, hydroponic crops and alfalfa.	✓		We continued to provide support for the hydroponic production of lettuce and farming of alfalfa, with a particular emphasis on the transfer of technology and professional expertise.
	Maintain Agricultural Development Program for agricultural associations in Pintados, as agreed by task force. Move forward in areas of commercial improvement and incorporating added value.	✓		We continued to participate in the coordinating council "Agricultural and Commercial Improvements for the Farmers of Pintados" with important investments to support two farmers that began the process to become certified in good agricultural practices. We also provided supplies to improve the irrigation systems for some farmers.
			Develop programs to promote special-interest tourism in neighboring towns that add value to the existing offering and generate production chains.	We provided support to improve the Chaxa tourist circuit in San Pedro de Atacama. We also inaugurated the first phase of a program developed in conjunction with the community to erect informational signs near tourist attractions in Quillagua and provided funding to train tour guides.
			Develop and support initiatives in neighboring towns that generate social impact through recreational activities and sports.	We helped bring the "Fútbol Más" soccer program to Tocopilla and organized several initiatives with residents of other neighboring towns such as: Merry Christmas to All, the Fun Summer program and other activities as requested by the municipal governments and community organizations near our operations. We also helped areas around the Salar de Atacama that were affected by heavy winter rains.


4| Environmental Commitment
TOGETHER WE ARE MORE SUSTAINABLE



The tamarugo tree and its desert ecosystem are the focus of the Pampa del Tamarugal Center for Environmental Education (CEDAM). This innovative project involving SQM and the National Forestry Corporation seeks to strengthen sustainable development and environmental education in order to promote and conserve the natural and cultural heritage of the Tarapacá Region.



ENVIRONMENTAL *COMMITMENT*

DOING BUSINESS RESPONSIBLY IN ORDER TO SAFEGUARD OUR SURROUNDINGS IS A CORE CONCERN AT SQM.

Solar evaporation pond with the backdrop of the Salar de Atacama.

SQM carries out its operations in harmony with the environment and in line with its strong commitment to sustainable development. We work to ensure that natural resources and production inputs are used sustainably and to minimize the possible impacts of our production processes. This vision has driven the Company's efforts to build a solid base of knowledge regarding the ecosystems surrounding its operations that enables it to implement the prevention, mitigation, monitoring and control plans necessary to ensure that these environments are protected.

ENVIRONMENTAL MANAGEMENT SYSTEM *G4-EN29/G4-EN34/MM10*

The Company's uses its Environmental Management System (EMS) at all operating sites to ensure protection of the natural surroundings and neighboring communities. The system, which addresses the environmental and social aspects of all new investments, is applied starting from the design stage of any new project.



The EMS makes sure that environmental assessments are conducted for all new projects or major modifications to existing ones. To date, 57 projects have been assessed and granted environmental approval. Similarly, the system helps guarantee that closures of mining operations are responsibly managed based on closure plans for all production sites with criteria and measures that meet current environmental regulations.

The EMS also helps ensure protection of environmentally sensitive areas, compliance with applicable laws, safeguarding of archaeological and cultural heritage, and limited impact on the lifestyles, customs and traditions of neighboring communities, along with other environmental aspects.

The following activities have enabled us to reinforce our environmental management efforts:

- Annual independent environmental audits at our operations in the Salar de Atacama and Salar del Carmen along with an internal audit program covering all operations.
- An ongoing environmental training program, which is conducted annually for both direct employees and contractors.

SQM's operations in Salar de Atacama, Nueva Victoria, María Elena and Tocopilla were inspected by authorities during 2014 as part of the government's annual oversight program. These inspections involved the following agencies: the Regional Health Agency (Seremi de Salud), the National Forestry Corporation (CONAF), the Superintendency of the Environment, the National Geological and Mining Service (SERNAGEOMIN), the Agriculture and Livestock Service (SAG) and the General Water Bureau (DGA). In 2014, SQM did not receive any significant fines and/or penalties for violations of environmental laws and regulations.

57

PROJECTS

were assessed and received environmental approval.

0

FINES AND/OR PENALTIES

of significance for violations of environmental laws and regulations.

BIODIVERSITY G4- EN 11/ G4- EN 12/ G4-EN 13/ G4-EN14



The chululo (Ctenomys fulvus) prefers desert habitats with sandy areas and feeds mainly on roots and bulbs.

SQM'S production facilities are located in desert areas that do not have significant biodiversity because of their geographic and climatic conditions. However, some of its areas of influence are valued for their ecological value, and the Company has developed protection and mitigation plans within each of them.

One example is the Company's operations in the Salar de Atacama. Although its property is located dozens of kilometers from the Soncor and Aguas de Quelana sectors of the National Flamingo Reserve, both areas are protected by environmental monitoring and contingency plans implemented by SQM for proper safeguarding.

Similarly, the Salar de Llamara, located near the Nueva Victoria operations, was incorporated into the Pampa del Tamarugal National Reserve in 2013 due to a native tamarugo (Prosopis tamarugo) forest located there. Here, conservation efforts include an extensive environmental plan to monitor the level and quality of groundwater; the water level,

SQM LAND LOCATED WITHIN PROTECTED AREAS AND AREAS OF HIGH BIODIVERSITY VALUE OUTSIDE OF PROTECTED AREAS

Facility	Geographic Location	Protected Area or Unprotected Area with High Biodiversity	Size of Protected Area	Type of Operations	Description of SQM's Presence in Area
Salar de Atacama	Antofagasta Region, Loa Province, San Pedro de Atacama District	National Flamingo Reserve	73985.5 ha		
		Soncor sector	5017 ha	No production facilities; environmental monitoring performed.	Environmental monitoring: 1 meteorological station, 84 hydro-geological monitoring points, 8 fauna monitoring points and 5 marine life monitoring points.
		Aguas de Quelana sector	4136 ha	No production facilities; environmental monitoring performed.	Environmental monitoring: 61 hydro-geological monitoring points, 9 fauna monitoring points, 10 marine life monitoring points and 2 vegetation monitoring transects.
Nueva Victoria	Tarapacá Region, Huara Province, Pozo Almonte District	Pampa del Tamarugal National Reserve	102264 ha		
		Bellavista sector	2664 ha	No production facilities; environmental monitoring performed.	Environmental monitoring: 30 hydro-geological monitoring points, 20 tamarugo monitoring points, 4 fauna monitoring stations and 8 vegetation monitoring transects.
		Pintados sector	14146 ha	No production facilities; environmental monitoring performed.	Environmental monitoring: 20 hydro-geological monitoring points.
		Salar de Llamara	4310 ha	7 wells for extracting water in use; environmental monitoring performed.	Water extraction wells, pipelines and electrical lines. Environmental monitoring: 63 hydro-geological monitoring points, 1 marine life monitoring point, 7 fauna monitoring points, 9 vegetation monitoring transects, 16 retama monitoring points and 24 tamarugo monitoring points.

water quality and aquatic biota in Puquios de Llamara; and the flora and fauna in that area.

The Company's production activities in those areas have been evaluated using the Environmental Assessment System created by law 19,300 (General Environmental Bases). SQM implements robust environmental monitoring and control plans in these sectors in order to ensure that its operations are carried out in compliance with predefined environmental objectives and that decisions are made promptly in cases where deviations are identified between monitoring results and commitments made.

SQM's monitoring plans extend to vegetation, flora, fauna and aquatic biota, among others, and are complemented by programs to monitor responsible water management and the hydrology of the aquifers from where we extract industrial water (Salar de Atacama, Salar de Llamara and Salar de Sur Viejo) and mineral resources for production processes, as is the case with the brine deposits in the Salar de Atacama.

SPECIES WITH *CONSERVATION STATUS*


Andean flamingo
Chilean flamingo
(Phoenicopterus Chilensis)
Andean seagull
(Larus Serranus)
Jamesi flamingo
(Phoenicoparrus Jamesi)
Large dragon
Fabian lizard
Constanza lizard
(Liolaemus constanzae)
Culpeo fox
(Pseudalopex culpaeus)
Grey fox
Andean gerbil mouse
(Eligmodontia puerulus)
Chululo
Andean toad
(Bufo spinulosus)

- Endangered
- Vulnerable
- Data Deficient
- Rare
- Least Concern

SALAR DE ATACAMA


Nandu
Tamarugo conebill
(Conirostrum tamarugense)
Lava lizard
Peregrine falcon
(Falco peregrinus)
Tamarugo tuco-tuco
(Ctenomys robustus)
Algarrobo tree
(Prosopis flexuosa)
Gecko
Grey fox
Tamarugo tree

NUEVA VICTORIA (SALAR DE LLAMARA, SUR VIEJO, BELLAVISTA)

ENVIRONMENTAL MONITORING PLAN
SALAR DE ATACAMA G4-EN14

As part of the project "Changes and Improvements to Mining Operations in the Salar de Atacama," SQM carries out an environmental monitoring plan to evaluate the status of the systems in the Salar de Atacama. This includes an ongoing hydro-geological monitoring plan and biotic monitoring conducted biannually in January and April, when vegetation is most vigorous following summer rains in the area. The Company monitors a set of variables that allows it to detect changes in lake systems and vegetation in a timely manner using direct, on-site measurements and high-resolution satellite images (QuickBird or WorldView 2).

The variables observed as part of this biotic monitoring in the Salar de Atacama include:

- Vegetation with 99 monitoring points along the eastern edge of the Salar de Atacama.
- Flora with 75 plots distributed in 7 transects along the eastern edge of the Salar de Atacama.
- Bioindicators with 66 vegetation transects in 8 profiles, of which 12 transects are controls and 54 are indicators.
- Fauna with 18 sampling stations distributed among areas with vegetation.
- Soil moisture content with 18 sampling points.
- Aquatic life with 25 sampling stations distributed among the three lake systems in the Salar de Atacama (Soncor, Aguas de Quelana and Peine).

The Company also has 225 aquifer monitoring points in the Salar de Atacama for hydro-geological monitoring, which includes:

- Measuring the levels and physical and chemical qualities of water distributed among shallow and deep wells, metric rods at lagoon level and gauging stations.
- Measuring meteorological variables through meteorological stations known as "Chaxa" and "KCl"

In addition to the environmental monitoring plan, we signed a cooperative agreement with the National Forestry Corporation (CONAF) in 1995. This agreement includes an environmental monitoring program entitled "Bird Life Habitat and Population in the Salar de Atacama," which is aimed at opportunely detecting changes in the lake's surface and depth, the bird population, flamingo food supply, local physical and chemical conditions and human activities.

This monitoring is complementary to the hydro-geological and biotic monitoring carried out by SQM as part of its environmental monitoring plan.

This monitoring is performed in conjunction with CONAF and Universidad Católica del Norte in January, April, July and October of each year. The variables monitored include:

- Lake surface in the Soncor and Peine lake systems.
- Water column depth.
- Bird populations.
- Population of high Andean flamingos.
- Abundance of food supply for flamingos.
- Physical and chemical properties determining food supply of wildlife in lakes.
- Human activities related to mining that could impact the environment.



As part of the agreement between SQM and CONAF Antofagasta, for the second year in a row flamingos and recently hatched chicks were banded during the 2013-2014 season. In May, 750 Andean flamingos were banded in the Puilar Lagoon, located in the Soncor lake system in the National Flamingo Reserve, in a joint effort involving the Tarapacá and Atacama regional CONAF offices, members of the Atacameña Community of Toconao and professionals from SQM. This process is part of the International Andean Flamingo Banding Program spearheaded by the Andean Flamingo Conservation Group, which includes Argentina, Bolivia, Chile and Peru. The group's objective is to monitor flamingo development and behavior patterns in the plateaus of the central Andes Mountains.

SQM's project "Changes and Improvements to Mining Operations in the Salar de Atacama," includes an environmental monitoring plan (hydro-geological and biotic) to evaluate the status of the systems in the Salar de Atacama.



ENVIRONMENTAL MONITORING PLAN *SALAR DE LLAMARA*

SQM has developed an environmental monitoring plan in the Salar de Llamara, which is located near our operations in Nueva Victoria.

In order to conserve biodiversity in the Tarapacá Region, the Salar de Llamara was classified as a regional strategic priority site and was incorporated into the Pampa del Tamarugal National Reserve to protect a native tamarugo (Prosopis tamarugo) forest and puquios with bacterial formations located there.

As part of the Pampa Hermosa project, SQM carries out an environmental monitoring plan to ensure that the project's activities adhere to the provisions of the environmental assessment.

The Company monitors tamarugo vitality using high-resolution satellite images (Quickbird or WorldView2) taken each year in November, when there is the greatest amount of vegetation. A series of physiological measurements of a group of tamarugos are taken periodically, including measuring the foliar hydric potential of branches, stomatal resistance, isotopic discrimination of carbon 13 and enrichment with oxygen 18. These measurements are

determining factors in analyzing the hydric status of tamarugos. Experts also monitor retama thickets and hygromorphic meadows in the area around the lagoons known as Puquios de Llamara in order to evaluate the hydric status and vitality of these plants. Measurements include the percentage of green growth, vigor and phenology.

We also conduct semi-annual monitoring of underwater and surface biota (water quality) in the lagoons in order to verify that there are no unforeseen effects on biotic systems.

A mitigation measure has been implemented to reduce the effects of the decline in the water table on the Puquios de Llamara. Maintaining the levels and chemical quality of the water with minimal variations facilitates adequate development of biotic systems.

The variables controlled by monitoring of aquatic biota include:

- Composition of phytoplankton and phytobentos.
- Diversity of zooplankton and bentos.
- Development and status of macrophytes.
- Status of fish fauna.

The Company also has a Hydrological Monitoring Plan used to verify forecasts of project impacts, which is a key component of its Early Warning Plan. It involves monthly measurements of aquifers to determine the volume and flow of water extracted from wells.

Our efforts in this area also include repair and compensation measures. In 2014, we continued activities involving irrigation, tamarugo planting, phytosanitary control, off-site conservation of tamarugo germplasma and plant production.

The environmental monitoring plan implemented by SQM includes: monitoring of tamarugo vitality, aquatic biota, ground water and hydrogeological conditions and compensation measures involving irrigation, tamarugo planting, phytosanitary control, off-site conservation of tamarugo germplasma and plant production, among other activities.



Puquios de Llamara Trail

LLAMARA *TRAIL*

Conscious of the importance of sustainably using natural resources in the Tarapacá Region, SQM teamed up with the National Forestry Corporation (CONAF) to create the "Puquios de Llamara Trail", inaugurated in 2014 in the southern portion of the Pampa del Tamarugal National Reserve in the district of Pozo Almonte.

The trail aspires to contribute to education about and conservation of this site of such high biological and scenic value. Boasting the only bodies of water in the intermediate depression in the Tarapacá Region, it is a place of rest for birds traveling to and from interior areas and home to a native forest of tamarugo trees, an endemic species in Chile.

The initiative welcomes children and youth from different schools and visitors from around the world to learn more about the geological processes that help form the Puquios de Llamara, as well as the flora and fauna that presently inhabit the area.

250 meters

LENGTH OF THE PUQUIOS DE LLAMARA TRAIL.

5 OBSERVATION Points

FEATURING ENVIRONMENTAL INFORMATION FOR VISITORS.

+2,000

TAMARUGO TREES IN THE SALAR DE LLAMARA.

+ 26,000

SIZE IN HECTARES OF THE SALAR DE LLAMARA SECTOR IN THE PAMPA DEL TAMARUGAL NATIONAL RESERVE.

+ 4,000

APPROXIMATE SIZE IN HECTARES OF THE TAMARUGO FOREST.

WASTE *MANAGEMENT*

G4-EN2/G4- EN 22 / G4- EN 23/ G4- EN 24/ G4- EN 25/ G4- EN 26/G4-EN28

THE HANDLING, STORAGE, TREATMENT AND DISPOSAL OF WASTE IS REGULATED AND INTERNALLY AUDITED TO ENSURE FULL COMPLIANCE.


Nuestro Medio Ambiente, Compromiso de Todos
Residuos Peligrosos
Residuos Industriales
Residuos Domésticos
Residuos Tóxicos

SQM's operating facilities in Nueva Victoria, Tarapacá Region.

SQM has specially equipped, approved storage and disposal sites for hazardous and non-hazardous industrial waste as well as temporary storage sites.

The Company applies waste management plans at all of its facilities. Each of these plans requires the use of authorized transport and recipients to treat and dispose of all types of waste.

The performance and execution of these plans is verified using ongoing internal environmental audits, which are intended to guarantee proper waste handling from generation to final disposal.

During 2014, 33% of hazardous waste generated by the Company was reutilized using an external company that uses it as alternative fuel. In 2014, SQM's operations did not generate hazardous waste that was treated or disposed of internationally.

Employees play a key role in properly managing waste, which is why the Company makes a considerable effort to train them how to handle and segregate waste, and how to properly dispose of it in designated facilities provided to ensure appropriate waste management.

SQM possesses authorized water treatment plants at all of its industrial and camp accommodation facilities in order to handle domestic liquid waste. Effluents emitted from these plants comply with applicable regulations and are reutilized in production processes. For example, 474,855 m3 of water from domestic liquid waste was reused in the production processes at our facilities in María Elena, Coya Sur and Pedro de Valdivia.

In the case of Antofagasta and Tocopilla, domestic liquid waste is disposed of in the public sewer system and, therefore, no dumping occurs that could affect biodiversity and protected habitats. Sewage treatment plants are maintained and monitored by specialized service providers.

The Company uses management plans and authorized disposal sites at our facilities and camp accommodations for solid domestic waste or contracts out services to dispose of this waste in authorized landfills.

The following table details total waste sent for final disposal by type:

TOTAL WASTE SENT FOR FINAL DISPOSAL AND/OR TREATMENT

Type of Waste Sent for Final Disposal	2014	2013	2012
Hazardous industrial waste (ton)	1,249	2,482	1,634
Non-hazardous industrial waste (ton)	1,843	4,670	1,413
	3,092	7,152	3,047

In 2014, no significant spills were reported at the Company's operating facilities and production sites.

Most of our products are handled in bulk, which significantly reduces packaging and waste.

33%

OF HAZARDOUS WASTE

generated was reused

474,855m^3

OF WATER FROM

treated domestic liquid waste is reutilized in production processes in María Elena, Coya Sur and Pedro de Valdivia

RAW MATERIALS *AND INPUTS*

G4-EN1 / G4-EN30

THE PROCESSES AT OUR DIVERSE OPERATIONS ENABLE US TO EXTRACT CALICHE ORE AND BRINES FROM THE VAST, RICH RESERVES IN NORTHERN CHILE, WHICH GIVE LIFE TO AN ARRAY OF PRODUCTS AND SUBPRODUCTS.

SQM's main raw materials are caliche ore and brines, which are extracted from reserves located in the Tarapacá and Antofagasta regions.

In fact, Chile is home to the most important source of commercially exploitable caliche ore in the world. This mineral has high concentrations of sodium nitrate and iodine and is found beneath inert material approximately two meters below the desert's surface, in layers two to three meters thick.

The underground salt brines found in the Salar de Atacama have high concentrations of lithium and potassium, among other elements. The products obtained from this resource are potassium chloride, lithium carbonate, lithium hydroxide, potassium sulfate and boric acid.

One of the most important elements of SQM's business strategy lies in how these two resources complement each other to create one of its most important products: potassium nitrate.

In terms of identifying the environmental impact of transporting products, materials and people, at SQM we make it a priority to comply with the different domestic and international regulations to control any environmental effects, and have safety data sheets for each of our products and substances that require them. As part of environmental assessments for projects, we identify all relevant impacts and make modifications or implement mitigation measures accordingly. However, for the reporting period no significant environmental impacts related to these matters have been identified.

CONSUMPTION OF PRODUCTION INPUTS 2014

Input	Unit	2014	2013	2012
Tires	Units	151	164	169
Coating	Thousands of m2	1,886	2,337	2,797
Lime	Tons	9,707	9,844	11,009
Sulfuric acid	Tons	5,769	15,830	19,987
Sulfur	Tons	10,655	28,716	15,597
Anti-caking agent	Tons	25	133	91
Collectors	Tons	485	477	665
Kerosene	m3	5,855	6,322	6,508
Soda ash	Tons	77,219	85,633	79,417
Explosives	Tons	9,191	11,407	12,197



Different minerals are obtained from the brine through the Company's production processes at the Salar de Atacama.



ENERGY G4-EN3/G4-EN4/ G4-EN5/ G4-EN6/ G4-EN7

MORE THAN 90% OF ALL ENERGY CONSUMED IN SQM'S OPERATING PROCESSES COMES FROM RENEWABLE SOURCES.

The main sources of energy used by SQM are: Solar power, electricity obtained from the Great North Interconnected System (SING) and fuels such as oil and natural gas.

Solar energy is the most widely used and plays an especially important role in the solar evaporation ponds in Coya Sur, Nueva Victoria and the Salar de Atacama.

This operating advantage is only possible because of our location in the Atacama Desert, which is characterized by high radiation and a high rate of water evaporation. These conditions allow the Company to execute processes designed to concentrate solutions

in ponds through selective precipitation year-round using solar energy.

Currently, SQM has over 3,000 hectares of solar evaporation ponds, which allows it to harness significant amounts of solar energy, accounting for 92.9 % of all energy consumed in our facilities. In other words, almost 100% of the energy that is consumed by the Company comes from a renewable source.

92.9% OF THE ENERGY *used at our operations is solar.*

DIRECT AND INDIRECT ENERGY CONSUMPTION

	2014	2013	2012
Solar energy	82,559,123	76,662,258	68,790,595
Electricity	1,803,659	1,908,326	1,887,830
Diesel	1,727,235	1,623,064	2,357,361
Natural gas	1,852,197	1,623,499	1,526,793
Liquefied gas	29	14,965	6,277
Bunker fuel	936,298	880,835	1,009,807
Gasoline	367	146	1,332
TOTAL (GJ)	88,888,908	82,713,092	75,579,996

THERMAL ENERGY AND ELECTRICITY SAVINGS AT COYA SUR ATMOSPHERIC PLANT

As a result of the work carried out for the M1 Operational Excellence Plan, operational improvements were made at the Nitrate Crystallization Atmospheric Plant in Coya Sur. These improvements generated savings of 8% in thermal energy and 11% in electricity.

COYA SUR PHOTOVOLTAIC PROJECT

In 2014, SQM inaugurated its first photovoltaic plant for industrial use. The plant's primary objective is to meet the electricity demands of the offices of the Nitrates and Iodine Operations Senior Vice President and Project Management Department in Coya Sur and to fortify the use of clean energy in our organization.

Its second objective is to serve as a pilot program for better understanding this technology. From it, we can work to enhance the performance and actual efficiency of this type of facility, analyze the criticality of photovoltaic platforms, track the true maintenance costs and obtain information on the efficacy of different assembly systems.

The energy generated by this solar plant is equivalent to the power needed to run 40 homes and the investment is expected to be recovered after six years in operation.

AIR *EMISSIONS*

G4-EN30/ G4-EN15/G4-EN16/G4-EN17/G4 EN18 /G4-EN19/G4-EN20

SQM HAS AIR QUALITY MONITORING PLANS CONSISTING OF A NETWORK OF CONTROL STATIONS TO ENSURE REGULATORY COMPLIANCE

At its mine sites and production plants, the Company continuously monitors air emissions using detailed projections of expected environmental effects, emissions abatement equipment and proper monitoring and control of emissions and environmental impacts. Control measures include covering trucks with tarps during transport and wetting roads for dust control at our María Elena and Coya Sur facilities.

SQM has put forth considerable effort to manage and control its PM10 atmospheric emissions. For this, the Company has a vast air quality monitoring network in the town of María Elena, participates in the air quality monitoring efforts in Tocopilla and has installed mobile monitoring stations in accordance with different environmental and operational requirements. All of these measures help ensure compliance with applicable regulations. In addition, meteorological stations are key in monitoring solar evaporation processes at its facilities. The Company has implemented environmental monitoring plans that include conducting isokinetic measurements on smokestacks (on dryers and boilers) and monitoring air quality in order to verify compliance with environmental regulations applicable to our facilities.

A reduction of over 96.8% in PM10 air emissions in María Elena was attained between 2007 and 2014 thanks to operating

measures implemented by SQM. There was a 31% reduction in emissions over the prior year, which enabled the Company to comply with the three-year average for PM10 air quality mandated by the María Elena Decontamination Plan currently in effect. It is important to point out that the PM10 air quality standard (24 hour concentration) has been met every year since 2010.

Although the emissions attributable to SQM's operations in Tocopilla are minor as compared to other fixed sources in the city (less than 0.2% of total emissions come from SQM), the Company has been proactive in implementing and maintaining the measures needed to reduce its emissions and meet the requirements in the Tocopilla Decontamination Plan (PDA). In fact, air emissions from port operations have declined by almost half from 7 tons of PM10 in 2007 to 4.02 tons in 2014.

With respect to greenhouse gas emissions, SQM estimates the carbon footprint of several of its products, from the mineral extraction processes to the finished product, including domestic and international transport.

The calculation estimated annual emissions for 2012, 2013 and 2014 of less than one million tons of CO_2 equivalent each year.

SQM does not produce, import or export any ozone depleting substances.

96.8%

REDUCTION

in PM10 emissions in María Elena between 2007 and 2014.


MARIA ELENA

In Maria Elena, particulate matter emissions fell by more than 96.8%.

WATER

G4--EN2/G4-EN8/G4-EN9/G4-EN10

AWARE OF THE IMPORTANCE OF PROTECTING SUCH A SCARE RESOURCE, THE COMPANY HAS IMPLEMENTED INITIATIVES SUCH AS RECIRCULATING WATER FOR USE IN OUR PROCESSES AND USING INDUSTRIAL WATER FROM TREATED DOMESTIC WASTE WATER TO SUPPLY ALMOST 100% OF CONSUMPTION NEEDED TO PRODUCE LITHIUM HYDROXIDE AND LITHIUM CARBONATE.



Water is a scare resource. As such, it must be rationally used in production processes.

SQM abides by applicable regulations in using all water rights held by the Company. SQM periodically informs authorities of the water consumption in its production processes and considers new alternatives for more efficiently utilizing water by evaluating each facility's water management indicators on a yearly basis.

The measures implemented include reincorporating all water treated in SQM sewage treatment plants into its production processes and contracting suppliers that offer industrial water from treated domestic waste water. The Company has used these sources to supply almost 100% of the industrial water needed to produce lithium hydroxide and lithium carbonate.

Water extracted for production undergoes a thorough prior study to prevent damage to important environmental variables (vegetation, flora and fauna) in aquifers and surface water sources where the Company has water rights.

To do so, extensive hydro-geological modeling is designed, validated and tested under the supervision of national and international experts, based on which the Company conducts ongoing monitoring of expected behavior.

VOLUMES EXTRACTED FROM MAIN WATER SOURCES DURING 2014

Facility	Water Consumption 2014			
	Groundwater (m^3)	Surface Water (m^3)	Third-party Supply (m^3)	Total Water Consumption (m^3) at Production Facilities
Salar de Atacama	7,211,325			7,211,325
Salar del Carmen			470,182	470,182
Nueva Victoria	11,939,744			11,939,744
María Elena, Coya Sur, Pedro de Valdivia		7,180,825	469,843	7,650,668
Pampa Blanca				
Total per category (m3)	19,151,069	7,180,825	940,025	

INVESTMENTS IN *ENVIRONMENTAL MATTERS* G4-EN31

SQM's efforts to protect and preserve the environment include annual investments in environmental projects. These investments totaled ThUS$ 2,710 in 2014, ThUS$ 9,147 in 2013 and ThUS$ 10,522 in 2012.

The investments made in 2014 were mainly related to compliance with environmental commitments to monitor significant variables and implementation of mitigation and environmental management measures. They also ensured responsible handling of substances and waste from the Company's mining operations and production plants and environmental and sanitary conditions in accordance with current regulations.

ENVIRONMENTAL INVESTMENTS 2014 (THUS$)


297
Improvements to environmental/ hygiene/ sanitary conditions
293
Environmental assessments
1,643
Environmental management personal, monitoring plans and mitigation measures
7
Domestic and industrial waste management
470
Hazardous waste management

ENVIRONMENTAL INVESTMENTS

	2014	2013	2012
Improvements to environmental/hygiene/sanitary conditions	297	835	2,878
Environmental assessments	293	1,349	1,448
Environmental management personal, monitoring plans and mitigation measures	1,643	3,770	4,517
Domestic and industrial waste management	7	489	168
Hazardous waste management	470	2,731	1,511
Total expenditures (ThUS$)	2,710	9,174	10,522



Environmental monitoring is conducted at different facilities to ensure compliance with regulations and our commitments.

OUR COMMITMENTS

Topic	Commitments 2014	Compliance	Commitments 2015	Highlights 2014
Environmental Management System	Continue to oversee and verify environmental aspects of the Company's production processes through the 2014 environmental auditing program. Continue verification for ASIQUIM's Responsible Care program obtained in 2013 for Nueva Victoria facilities.	✓	Continue to oversee and verify environmental aspects production processes through the 2015 environmental auditing program and verification for ASIQUIM's Responsible Care program for Nueva Victoria facilities.	We carried out 100% of the scheduled environmental audits, which consisted of 44 internal audits and 2 external audits. We also continuously verified compliance with the requirements of the Responsible Care program.
Raw Materials and Inputs	Oversee and verify environmental aspects of the Company's production processes through the environmental auditing program.	✓	Continue to oversee and verify environmental aspects through internal environmental audits.	We carried out 100% of the scheduled environmental audits, which enabled us to verify compliance with the environmental aspects of our production processes.
	Oversee and verify environmental aspects related to natural resources and inputs through the environmental auditing program.	✓	Continue to oversee and verify environmental aspects through internal audits.	We carried out 100% of the scheduled environmental audits, which enabled us to verify compliance of raw materials and inputs used in our production processes.
Air Emissions	Ensure emissions monitoring is conducted as part of the Company's environmental monitoring plans.	✓	Guarantee execution of environmental monitoring plans and related monitoring.	We carried out 100% of the scheduled environmental audits, which enabled us to verify compliance with the environmental monitoring of our production processes.
	Guarantee compliance with measures in decontamination plans related to operating facilities.	✓	Ensure implementation and operation of emissions reduction and control measures in decontamination plans related to operating facilities.	We carried out 100% of the scheduled environmental audits for 2014, which enabled us to verify compliance with the environmental measures in the decontamination plans.

✓ Fulfilled

✓✗ Partially Fulfilled

✗ Not Fulfilled

Topic	Commitments 2014	Compliance	Commitments 2015	Highlights 2014
Energy	Continue searching for alternative uses for solar energy that can be applied and add value to SQM's production processes.	✓	Continue researching new alternatives for solar energy that can be applied in our production processes.	We built the first photovoltaic plant for industrial use at SQM.
Water	Continue activities associated with the environmental monitoring plans (Salar de Llamara, Salar de Atacama and Pampa del Tamarugal), ensuring responsible use of water and timely control of environmental impacts.	✓	Carry out activities associated with the environmental monitoring plans (Salar de Llamara, Salar de Atacama and Pampa del Tamarugal), ensuring responsible use of water and timely control of environmental impacts.	We conducted all monitoring for the hydrogeological environmental monitoring plans, which enabled us to ensure responsible use of water and timely control of environmental impacts.
Biodiversity	Continue to monitor flora, fauna and aquatic biota in the Salar de Llamara, Pampa del Tamarugal and the Salar de Atacama as part of the Company's environmental monitoring plans.	✓	Monitor flora, fauna and aquatic biota in the Salar de Llamara, Pampa del Tamarugal and the Salar de Atacama as part of the Company's environmental monitoring plans.	We conducted all monitoring for the environmental monitoring plans, which enabled us to track environmental impacts on flora and fauna.
Waste Management	Complete environmental training program for 2014.	✓	Ensure compliance with environmental training program for 2015.	We carried out 100% of the scheduled environmental training sessions.
	Ensure and control correct implementation of hazardous waste management plans.	✓	Ensure and control correct implementation of hazardous waste management plans.	We carried out 100% of the scheduled environmental audits, which enabled us to verify compliance with the environmental measures in waste management plans.
Investments in Environmental Matters	Make environmental investments scheduled for 2014 and other investments identified during the year that are necessary for favorable environmental results.	✓	Make environmental investments scheduled for 2015 and other investments identified during the year that are necessary for favorable environmental results.	We made 100% of the environmental investments committed to for 2014.



5 | Our Clients

TOGETHER, WE ARE MORE PRODUCTIVE



SQM's products meet the stringent standards of both domestic and international markets, helping maintain and strengthen long-term, mutually beneficial relationships with our clients.



OUR *CLIENTS* G4-PR4

QUALITY MANAGEMENT, OPTIMIZATION AND STRICT CONTROL EFFORTS HAVE ENABLED THE COMPANY TO BUILD TRUST WITH ITS CLIENTS.

Open-field production using automated spray irrigation system.

SQM's clients are located in very demanding domestic and international markets. For this reason, the Company must ensure delivery and compliance with the standards in each of the countries where we do business, helping to maintain and strengthen long-term, mutually beneficial relationships with our clients.

Our global presence has been possible thanks to efficient and effective management as a result of our ability to meet market challenges with responsibility, innovation and quality.

It is crucial to SQM that clients are satisfied with the quality of our products. As a result,

the Company has implemented:

- A Quality Management System and other ongoing efforts to optimize all of its manufacturing, marketing and distribution processes, ensuring compliance with production quality indicators and excellence in all operations, which are continuously reviewed.
- We believe that trust and transparency are fundamental to the supplier-customer relationship. In this spirit, SQM promotes open communication channels staffed by an excellent technical team that is available to answer questions and respond to technical or service complaints.
- We are committed to providing a response as quickly as possible and allowing clients to conduct audits on an ongoing basis.
- A Quality Complaint System, which is designed to ensure satisfaction with product deliveries and provide technical and safety information on the use and handling of products. In 2014, the Company detected one violation of legal regulations or voluntary codes in the United States specifically related to product information and labeling.

It is vitally important to SQM to guarantee compliance with environmental, safety and product quality standards. Therefore, as part of its Sustainable Development Policy, SQM undertakes to comply with current laws and regulations that apply to operations, production activities and services.

Considerable information is exchanged between SQM and its clients. During 2014, 46 customer surveys on sustainability and quality matters were submitted, 48 product quality statements were issued, two audits were conducted by lithium customers and two by iodine customers.

Client satisfaction evaluations are contained in a document known as a Call Report, where each customer concern is specifically addressed by sales directors and sales managers, who then leave meeting notes as to the matters discussed. Any customer complaint received is entered into the Quality Management System by sales coordinators so the respective area can investigate and respond to the matter.

46 CLIENT SURVEYS
ON SUSTAINABILITY AND QUALITY MATTERS RESPONDED IN 2014

48 STATEMENTS
ON PRODUCT QUALITY

4 AUDITS
BY CLIENTS

SALES AND *PRODUCT MARKETS*

SQM has an extensive company-owned sales and distribution network, which it uses to market and distribute over 94% of the Company's production to markets in North America, South America, Asia, Africa, Oceania and Europe.



Port of Tocopilla

LOGISTICS AND *DISTRIBUTION NETWORK*

WITH 25 COMMERCIAL OFFICES OUTSIDE CHILE, OUR PRODUCTS ARE MARKETED IN AND DISTRIBUTED TO MORE THAN 110 COUNTRIES ON SIX CONTINENTS.

One of SQM's strengths is its global presence, including an extensive network of trucks and railways, exclusive access to the Port of Tocopilla, and sales and representation offices in 25 countries. SQM also has warehouses and fertilizer mixing plants in strategic markets as well as distribution agreements and joint ventures throughout the world.

The Company's extensive logistics network has allowed it to bring its products to more than 110 countries on six continents, efficiently managing resources and promptly delivering products to satisfy clients' needs.

In 2014, we made important improvements to the facilities at the Port of Tocopilla. First, we inaugurated new offices and a currency exchange desk for workers near the port's northern entrance. The new facilities have centralized the industrial security, contract and port access operations, making for more fluid and controlled transit in the area for both motorized vehicles and pedestrians. Existing pedestrian crossings have been renovated and new crossings added to increase safety for persons moving from one point to another within the port. Improvements also include a new storage warehouse, an enhanced mechanical arm for bulk loading onto vessels and other measures to optimize operations.

+110 OF THE 194 OFFICIALLY RECOGNIZED NATIONS, SQM PRODUCTS ARE SOLD IN COUNTRIES

25 OUTSIDE CHILE'S BORDERS, SQM HAS COMMERCIAL OFFICES

OUR *CERTIFICATIONS* G4-PR1 /G4-PR4/ G4-PR6/ G4-PR7/ G4-PR9

YEARLY EXTERNAL AUDITS CERTIFY COMPLIANCE WITH THE ISO 9001:2008 CERTIFICATION THAT SQM HAS FOR SEVERAL PRODUCTS.

The Company's bond with its clients is backed by the implementation and maintenance of this independent international certification for the following production and sales processes:

- Iodine since 1994.
- Potassium nitrate and sodium nitrate (standard, refined and technical-grade) since 1998.
- Some soluble products for specialty plant nutrients since 1998.
- Lithium carbonate (industrial, technical and battery-grade) since 2005.
- Lithium hydroxide (industrial, technical and battery-grade) since 2007.

To reinforce its commitment to delivering quality products and services, each year the Company conducts a series of internal and external audits to monitor the processes certified under ISO 9001:2008.

One of SQM's ongoing concerns is to properly supply our products. As such, in addition to striving for operational excellence, the Company continuously follows up with them. We are also constantly concerned with our ability to quickly react to changes in national and international regulations that may affect the sale of our products.

One such example is the European Union's chemical substance management system (Registration, Evaluation and Authorization of Chemicals or REACH). In 2014, the Company updated 5 chemical substances from the SPN and lithium product categories marketed by SQM within the REACH system. These products, which account for 40% of the products in these categories, were evaluated in health and safety matters.

SQM has developed a global branding strategy that includes guidelines on ethics, corporate governance and procedures that have been distributed to sales offices and subsidiaries. They are also available in digital format.

In 2014, SQM reported no incidents of non-compliance with regulations or voluntary codes concerning marketing communications.

The Company has developed a value chain that is designed to satisfy the needs of the most diverse crops and soils, strengthening their yield and profitability. This is further proof of its commitment to be a strategic partner for its clients.

In order to accomplish this, the Company has a broad network of highly specialized technical and agricultural experts in the field of specialty plant nutrients who direct research projects on specific soil and crop requirements and provide expert advisory services in plant nutrition.

RESPONSIBLE *CARE* G4-15

As part of SQM's commitment to sustainable development, in 2013 the Nueva Victoria operations located in the Tarapacá Region obtained Responsible Care certification, an international initiative for the chemical industry. This certification involves voluntary commitments to making a continual effort in the following areas: production processes; handling, distribution, use and disposal of products; health and safety of individuals and protection of the environment and the community.


SQM

Nueva Victoria operations.



ONGOING *ASSISTANCE*

IN LIGHT OF THE DIFFICULT LANDSCAPE CURRENTLY FACING AGRO-BUSINESS, OUR COMPANY DEVELOPS SOLUTIONS TO OPTIMIZE RESOURCES.

SQM's products—distributed to over half the world—provide solutions to improve global nutrition and health.

In order to achieve desired quality levels and make investments profitable, SQM fosters and recognizes the importance of the agro-business, providing highly developed nutritional programs and quality solutions obtained from natural raw materials, optimizing increasingly scarce resources such as water and farmable soil. It does this through complementary activities such as technical talks, seminars, publications and support material.

COMMERCIAL *EVENTS*

PARTICIPATION IN INTERNATIONAL CONFERENCES AND SEMINARS HELPS SQM STRENGTHEN ITS INDUSTRY POSITION AND CONTRIBUTE TO THE SECTOR'S DEVELOPMENT.

SQM has a strong global presence in the world's most important markets and has ties to a wide variety of industries and applications through its five business lines– specialty plant nutrition; iodine and derivatives; lithium and derivatives; industrial chemicals and potassium–which has enabled it to take part in important international events.

The Company participated in numerous commercial events in 2014, including:

› To back our commitment to the growth of the global agriculture industry, SQM participated in the leading sector event: the **New Ag International Conference & Exhibition 2014**. This year's trade fair was held in Warsaw, Poland, and attended by more than 600 participants. SQM's nitrate potassium-based nutrition solutions once again attracted considerable interest at the conference. They are considered the most viable and advanced solution on the market for ensuring better crop yields and quality, which clearly results in a greater return on investment for growers.

› To reinforce our Company's position in the flower market, SQM Ecuador took part once again in **Agriflor 2014.** This trade fair brings together the major players in the Ecuadorian and global flower markets, including growers, exporters and suppliers from more than 20 countries. Held October 1st-4th in Quito, Ecuador, it attracted over 3,000 visitors. They had the chance to learn more about our complete product portfolio, particularly those recommended for growing flowers such as Ultrasol® K, Ultrasol® Calcium and Ultrasol® Magnum P44, which improve the growth, physical quality and resistance of flowers for export.

› For the first time ever, SQM Iberian participated in the 6th version of **Fruit Attraction**, the main event for the fruit and produce industry held in October in IFEMA, Madrid. Our involvement was intended to reinforce and diversify our position in the Spanish market. The event was attended by a large number of visitors, who had the chance to learn more about our offering of specialty plant nutrients as well as new products launched such as the Speedfol® Olivo SP line, a complete nutritional program with the ideal balance for all stages of olive production and Qrop® Complex Top K, a granular complex based on the purest, most homogenous and most effective potassium nitrate.

› SQM sponsored the **5th International Water Soluble Fertilizer Conference and Exhibition**, held in June in Beijing, China. SQM China is a founding member and gold sponsor for this event, which has become the leading platform for business representatives, research institutes and regulators to meet and discuss matters related to soluble fertilizers. Over 400 participants from more than 200 companies in 15 countries attended the conference. SQM gave presentations on the multiple benefits of using soluble NPK mixtures based on plant growth stages as opposed to direct fertilizers in order to reduce the incidence of errors that negatively affect crop yields.

OUR *COMMITMENTS*

Topic	Commitments 2014	Compliance	Commitments 2015	Highlights 2014
Clients	Maintain ISO 9001:2008 certification for all of SQM's certified operations.	✓	Maintain ISO 9001:2008 certification for all of SQM's certified operations.	We performed external monitoring audits in the lithium, iodine and nitrate business lines.
			Obtain IFA Protect&Sustain certification in the potassium and nitrate business lines and for our operations at the Port of Tocopilla.	
	100% compliance with quality programs, including internal auditing program and internal specifications. Reinforce internal auditing and external complaint systems.	✓✗	100% compliance with quality programs, including internal auditing program and review of internal and client specifications.	We completed 75% of the scheduled internal audits but were unable to reach our goal of 100% for 2014. We completed 100% of the reinforcement plan for the Client Complaint System and the Iodine-Lithium Complaint System.
	Continue to provide information (surveys, forms, etc.) requested by clients in a timely manner and organize plant visits when necessary.	✓	Continue to provide information (surveys, forms, etc.) requested by clients in a timely manner and organize plant visits when necessary.	Three iodine clients conducted audits and 36 technical / regulatory questionnaires were completed in all business lines.
	Respond to compliance/change/update requests from European Chemicals Agency, if any, regarding REACH products.	✓	Respond to compliance/change/update requests from European Chemicals Agency, if any, regarding REACH products.	In 2014, the agency made no REACH requests. Spanish authorities audited the SQM-Vitas España/SQM Iberian plant and detected only minor violations.
	Continue to fully comply (100%) with regulatory program, including updating dossiers for REACH and SDS NPK Mexico.	✓✗	Continue to fully comply (100%) with regulatory program, including updating dossiers for REACH and SDS NPK Mexico.	We updated the technical information for KNO_3, $NaNO_3$, LiOH and Li_2CO_3 pending submission to REACH and pending SDS NPK Mexico.
			Implement an automated system for preparing SDS.	
			Perform US/European regulatory compliance audits (labels, REACH, precursors, OSHA)	

✓ Fulfilled

✓✗ Partially Fulfilled

✗ Not Fulfilled



Specialty plant nutrition is one of the five business lines in which SQM has distinguished itself as a global industry leader.



6 | Economic Performance

TOGETHER, WE ARE MORE COMPETITIVE





La innovación, la alta calidad de sus recursos naturales, la disminución de los costos y la amplia red comercial le ha permitido a SQM mantener y profundizar el liderazgo mundial en cada uno de sus negocios.

Throughout its existence, SQM has distinguished itself as a producer and seller of specialty plant nutrients, iodine and derivatives, lithium and derivatives, potassium and industrial chemicals. Its products are the result of innovation and high-quality natural resources that enable it to be a cost leader. These elements are complemented by a Company-owned specialized international commercial network.

SQM's development strategy aims to maintain and strengthen its global leadership in each of its businesses.

SQM's business is based on:

- Human capital.
- Natural resources.
- Distribution network.
- Operating assets.
- Know-how and technology.
- Synergies from the variety of products it manufactures and ongoing development efforts.
- Sound financial position.

ECONOMIC *PERFORMANCE*

For the year 2014, SQM reported profits of US$ 296.4 million, which represents a decrease over the same period in 2013, when profits totaled US$ 467.1 million.

In 2014, the Company was affected by a drop in iodine prices, which fell more than 20% over 2013.

Fertilizer markets evolved favorably in 2014. Global demand for potassium chloride is estimated to have reached approximately 60 million tons, complemented by a slight recovery in prices in this market during the second half of 2014.

In the specialty plant nutrition business, sales volumes rose over 3%, while prices remained stable in comparison to 2013, thus leading to an increase in revenue in this business line.

MARKET SHARE *G4-4 / G4-8*

Business Line	% Market Share of Each Business Line	% of Company's Gross Margin
Specialty plant nutrients	46%	25%
Iodine and derivatives	26%	24%
Lithium and derivatives	27%	15%
Industrial chemicals	50%	7%
Potassium	~3%	28%

SALES VOLUMES PER BUSINESS LINE

Sales Volumes per Business Line		2014	2013	2012	2014/2013	
Specialty Plant Nutrition (by volume)						
Sodium nitrate	Mton	15.8	26.2	24.4	-10.4	-40%
Potassium nitrate and sodium potassium nitrate	Mton	531.6	512.6	469.3	19.0	4%
Specialty mixtures	Mton	228.0	208.1	197.5	19.9	10%
Other specialty fertilizers (*)	Mton	102.5	100.8	89.0	1.6	2%
Iodine and Derivatives (by volume)						
Iodine and derivatives	Mton	8.8	9.3	11.0	-0.5	-5%
Lithium and Derivatives (by volume)						
Lithium and derivatives	Mton	39.5	36.1	45.7	-3.4	10%
Potassium (by volume)						
Potassium chloride and potassium sulfate	Mton	1,556.2	1,434.9	1,209.5	112.2	8%
Industrial Chemicals (by volume)						
Industrial nitrates	Mton	124.7	173.5	277.7	-48.8	-28%
Boric acid	Mton	0.8	2.0	1.8	-1.2	-62%

(*) Includes principally sales of other specialty fertilizers



The investments made during 2014 were intended, among other objectives, to strengthen the Company's leadership in Specialty Plant Nutrition.

As part of the Company's metal exploration program for mining concessions in its name, it has entered into exploration partnerships through options contracts. These contracts give SQM a minority interest in and/or royalties on sales of these metals. By the end of 2014, the Company had 12 such contracts in force, two of which were signed during the last quarter of 2014. The objective of these partnerships is for the Company to invest a total of US$20 million per year in exploration through existing and future collaborative projects.

In 2014, capital investments totaled US$107 million, related mainly to:

- Development of new extraction sectors and increased production of nitrates and iodine in Nueva Victoria.
- Investments to maintain and improve the quality of finished nitrate products.
- Brine exploration and construction of evaporation ponds to sustain long-term production in the Salar de Atacama.
- Implementation of corporate ERP systems (SAP).

GENERATION AND DISTRIBUTION *OF ADDED VALUE* G4-EC1

For over 40 years, SQM has generated economic resources for its diverse stakeholders and contributed to Chile's economic and social development.

Of the total economic value distributed in 2014, ThUS$ 177,413 corresponds to wages and benefits for SQM employees, ThUS$ 3,595.5 to community investments and ThUS$ 2,710 to environmental investments.

The Company has received funds from the Chilean government in the form of tax credits and benefits, as an incentive and in compensation for actions such as employee training tax credits from the National Training and Employment Service (Sence) and tax benefits related to donations and mining licenses, among other items.

GENERATION AND DISTRIBUTION OF COMPANY'S ADDED VALUE OVER LAST THREE YEARS

Economic Value Generated	2014	2013	2012
Sales	2,014,214	2,203,140	2,429,160
Finance income	15,641	12,328	22,138
Other non-operating income	1,349	87,683	17,079
a) Total income	2,031,204	2,303,151	2,468,378

Figures in ThUS$

Economic Value Distributed	2014	2013	2012
Operating expenses	1,198,978	1,496,212	1,363,696
Payments to providers of capital	692,636	543,171	621,129
Payments to government	103,123	122,702	262,327
Total Economic Value Distributed by SQM	1,994,737	2,162,085	2,247,152

Figures in ThUS$

Economic Value Retained	2014	2013	2012
Figures in ThUS$	36,467	141,066*	221,226

** Corrected figure for economic value retained in 2013.*

CONTRIBUTIONS FROM THE STATE (THUS$) *G4-EC4*

Contributions from the State	2014	2013	2012
Employee training tax credit (Sence)	1,035	1,200	1,269
Credits and donations	731	1,222	961
Mining license	31	52	57
Property, plant and equipment tax credit	138	196	168
Total in US$	1,935	2,669	2,455

Figures in ThUS$

CONTRIBUTIONS FROM THE STATE


196
52
168
57
138
31
1222
961
731
1200
1269
1035
2014
2013
2012
Property, plant and equipment tax credit
Mining license
Credits and donations
Employee training tax credit (Sence)

GENERATION AND DISTRIBUTION OF COMPANY'S ADDED VALUE OVER LAST THREE YEARS


2,031,204
1,994,737
36,467
2,303,151
2,162,085
141,066*
2,468,378
2,247,152
221,226
2014
2013
2012
Economic value generated
Economic value distributed
Economic value retained

*Corrected figure for economic value retained in 2013.

OUR
COMMITMENTS

Topic	Commitments 2014	Compliance	Commitments 2015	Highlights 2014
Investors	Continue to provide sustained, long-term value to our shareholders through major investments in order to meet shareholder and market expectations.	✓	Supply long-term value to our shareholders by using sustainability principles to make decisions that maximize returns over time.	Thanks to increased productivity, reduced costs and commercial strategies to face prevailing market scenarios, the Company generated added value for our shareholders in line with expectations.

✓ Fulfilled

✓✗ Partially Fulfilled

✗ Not Fulfilled



At SQM, we are committed to continual improvement in order to deliver the best products to our clients and the best returns to our shareholders.



7 | *Material Aspects and GRI Indicators*

TOGETHER, WE ARE MORE



As part of its ongoing improvement and compliance efforts, SQM has taken on the challenge of reporting for the first time under the most recent version of the Global Reporting Initiative Guidelines, known as GRI 4. This achievement makes SQM one of the first Chilean companies to report under GRI 4.

MATERIAL *ASPECTS*

To prepare SQM's Sustainability Report 2014, a committee of individuals from the areas of community affairs, environmental affairs, human resources and communications was formed to analyze topics to be covered and aspects from prior editions that could be improved.

As part of the process of identifying material aspects or internal or external matters of economic, environmental and social impact for the organization, an extensive list of issues was initially generated. From this list, we then selected the most relevant issues, which themselves involve other matters.

This final selection was used to generate a materiality matrix, which is a graphic representation of the priority sustainability issues for SQM. This matrix will be analyzed every two years.

The following sources were used to build the initial list of material issues: SQM's Sustainability Report 2012, developed under GRI3; the stakeholder report assessment survey conducted in 2013; SQM's Sustainability Report 2013 under GRI 3.1; press appearances between January 1, 2014 and December 31, 2014, which include the main issues covered by national and regional media outlets. We also considered recurring or frequently appearing topics from the Safety Culture Survey conducted by the Company between November 2014 and January 2015.

The Company's main milestones during 2014 were also selected as issues. It is important to note that data gathering for SQM's Sustainability Report 2014 was completed in April 2015. During the first few months of 2015, the Company faced some incidents of public knowledge that resulted in immediate changes in its board of directors and management. Given their importance, some of these matters were included in the first chapters of this report even though they were not identified in the materiality assessment for 2014.

As a result of this process, we defined the following material aspects as priorities for the Company. These aspects also consider the characteristics of our industry and our operations:

- Corporate Governance
- Our products (specialty nutrients, iodine, lithium, potassium, industrial chemicals)
- Innovation
- Human Resources
- Female Workforce
- Safety
- Contractors
- Nearby Communities
- Education and Culture, Historical Heritage, Social Development
- Environment
- Waste
- Raw Materials and Inputs
- Energy
- Air Emissions
- Water
- Clients
- Service Quality
- Financial Results
- Shareholders

MATERIALITY


HIGH
External
Internal
LOW
HIGH
0
2
4
6
8
10
12
14
16
18
20
HUMAN RESOURCES
WATER
FEMALE WORKFORCE
NEARBY COMMUNITIES
EDUCATION AND CULTURE, HISTORICAL HERITAGE, SOCIAL DEVELOPMENT
ENVIRONMENT
WASTE
CONTRACTORS
SAFETY
RAW MATERIALS AND INPUTS
ENERGY
CLIENTS
SERVICE QUALITY
OUR PRODUCTS
FINANCIAL RESULTS
SHAREHOLDERS
CORPORATE GOVERNANCE
AIR EMISSIONS
INNOVATION

GRI *INDICATORS*

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
General Standard Disclosures	Strategy and Analysis	G4-1	Provide a statement from the most senior decision-maker of the organization (such as CEO, chair, or equivalent senior position) about the relevance of sustainability to the organization and the organization's strategy for addressing sustainability.	CEO's Letter	No	4
General Standard Disclosures	Organizational Profile	G4-3	Report the name of the organization.	SQM	No	16
General Standard Disclosures	Organizational Profile	G4-4	Report the primary brands, products, and services.	SQM - Economic Performance	No	40, 41, 135
General Standard Disclosures	Organizational Profile	G4-5	Report the location of the organization's headquarters.	SQM	No	36, 37
General Standard Disclosures	Organizational Profile	G4-6	Report the number of countries where the organization operates, and names of countries where either the organization has significant operations or that are specifically relevant to the sustainability topics covered in the report.	SQM	No	36, 37
General Standard Disclosures	Organizational Profile	G4-7	Report the nature of ownership and legal form.	SQM	Audited by PWC for Annual Report	30, 31
General Standard Disclosures	Organizational Profile	G4-8	Report the markets served (including geographic breakdown, sectors served, and types of customers and beneficiaries).	SQM - Economic Performance	No	36, 37, 135

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
General Standard Disclosures	Organizational Profile	G4-9	Report the scale of the organization, including:Ÿ total number of employees; total number of operations; net sales (for private sector organizations) or net revenues (for public sector organizations), total capitalization broken down in terms of debt and equity (for private sector organizations); and quantity of products or services provided.	SQM - Our People - Economic Performance	Aspects of this indicator are included in the Annual Report audited by PWC	36, 45, 136, 138
General Standard Disclosures	Organizational Profile	G4-10	a. Report the total number of employees by employment contract and gender. b. Report the total number of permanent employees by employment type and gender. c. Report the total workforce by employees and supervised workers and by gender. d. Report the total workforce by region and gender. e. Report whether a substantial portion of the organization's work is performed by workers who are legally recognized as self-employed, or by individuals other than employees or supervised workers, including employees and supervised employees of contractors. f. Report any significant variations in employment numbers (such as seasonal variations in employment in the tourism or agricultural industries).	Our People	No	45, 46, 66, 67
General Standard Disclosures	Organizational Profile	G4-11	Report the percentage of total employees covered by collective bargaining agreements.	Our People	No	49
General Standard Disclosures	Organizational Profile	G4-12	Describe the organization's supply chain.	Our People	No	66-69

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
General Standard Disclosures	Organizational Profile	G4-13	Report any significant changes during the reporting period regarding the organization's size, structure, ownership, or its supply chain, including: - Changes in the location of, or changes in, operations, including facility openings, closings, and expansions; - Changes in the share capital structure and other capital formation, maintenance, and alteration operations (for private sector organizations); and - Changes in the location of suppliers, the structure of the supply chain, or in relationships with suppliers, including selection and termination.	SQM	No	21, 24-31
General Standard Disclosures	Organizational Profile	G4-14	Report whether and how the precautionary approach or principle is addressed by the organization.	SQM	No	33
General Standard Disclosures	Organizational Profile	G4-15	List externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or which it endorses.	SQM - Our Neighbors - Environmental Commitment	No	32, 35, 41, 74-89, 94-117

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
General Standard Disclosures	Organizational Profile	G4-16	a. List memberships of associations (such as industry associations) and national or international advocacy organizations in which the organization: - Holds a position on the governance body; - Participates in projects or committees; - Provides substantive funding beyond routine membership dues; - Views membership as strategic. This refers primarily to memberships maintained at the organizational level.	About this Report	No	10, 11
General Standard Disclosures	Material Aspects and Boundaries	G4-17	a. List all entities included in the organization's consolidated financial statements or equivalent documents. b. Report whether any entity included in the organization's consolidated financial statements or equivalent documents is not covered by the report. The organization can report on this Standard Disclosure by referencing the information in publicly available consolidated financial statements or equivalent documents.	SQM	Audited by PWC for Annual Report	30, 31
General Standard Disclosures	Material Aspects and Boundaries	G4-18	a. Explain the process for defining the report content and the Aspect Boundaries. b. Explain how the organization has implemented the Reporting Principles for Defining Report Content.	Material Aspects	No	144
General Standard Disclosures	Material Aspects and Boundaries	G4-19	List all the material Aspects identified in the process for defining report content.	Material Aspects	No	144, 145

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
General Standard Disclosures	Material Aspects and Boundaries	G4-20	For each material Aspect, report the Aspect Boundary within the organization, as follows: - Report whether the Aspect is material within the organization - If the Aspect is not material for all entities within the organization (as described in G4-17), select one of the following two approaches and report either: — The list of entities or groups of entities included in G4-17 for which the Aspect is not material or — The list of entities or groups of entities included in G4-17 for which the Aspects is material - Report any specific limitation regarding the Aspect Boundary within the organization.	Material Aspects	No	144, 145
General Standard Disclosures	Material Aspects and Boundaries	G4-21	For each material Aspect, report the Aspect Boundary outside the organization, as follows: - Report whether the Aspect is material outside of the organization - If the Aspect is material outside of the organization, identify the entities, groups of entities or elements for which the Aspect is material. - In addition, describe the geographical location where the Aspect is material for the entities identified. - Report any specific limitation regarding the Aspect Boundary outside the organization.	Material Aspects	No	144, 145

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
General Standard Disclosures	Material Aspects and Boundaries	G4-22	Report the effect of any restatements of information provided in previous reports, and the reasons for such restatement.	No information was restated. Change from G3.1 to G4	No	-
General Standard Disclosures	Material Aspects and Boundaries	G4-23	Report significant changes from previous reporting periods in the Scope and Aspect Boundaries.	There were no changes in Scope or Boundaries. Change from G3.1 to G4	No	-
General Standard Disclosures	Stakeholder Engagement	G4-24	Provide a list of stakeholder groups engaged by the organization.	About this Report	No	9
General Standard Disclosures	Stakeholder Engagement	G4-25	Report the basis for identification and selection of stakeholders with whom to engage.	About this Report	No	9
General Standard Disclosures	Stakeholder Engagement	G4-26	Report the organization's approach to stakeholder engagement, including frequency of engagement by type and by stakeholder group, and an indication of whether any of the engagement was undertaken specifically as part of the report preparation process.	About this Report - Material Aspects	No	9, 144, 145
General Standard Disclosures	Stakeholder Engagement	G4-27	Report key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics and concerns.	Material Aspects	No	9
General Standard Disclosures	Report Profile	G4-28	Reporting period (such as fiscal or calendar year) for information provided.	About this Report	No	6
General Standard Disclosures	Report Profile	G4-29	Date of most recent previous report (if any).	About this Report	No	6
General Standard Disclosures	Report Profile	G4-30	Reporting cycle (annual, biennial, etc.)	About this Report	No	6
General Standard Disclosures	Report Profile	G4-31	Provide the contact point for questions regarding the report or its contents.	About this Report	No	6

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
General Standard Disclosures	Report Profile	G4-32	a. Report the 'in accordance' option the organization has chosen. b. Report the GRI Content Index for the chosen option (see tables below). c. Report the reference to the External Assurance Report, if the report has been externally assured. GRI recommends the use of external assurance but it is not a requirement to be 'in accordance' with the Guidelines.	About this Report	No	6, 146-165
General Standard Disclosures	Report Profile	G4-33	a. Report the organization's policy and current practice with regard to seeking external assurance for the report. b. If not included in the assurance report accompanying the sustainability report, report the scope and basis of any external assurance provided. c. Report the relationship between the organization and the assurance providers. d. Report whether the highest governance body or senior executives are involved in seeking assurance for the organization's sustainability report.	About this Report	No	6
General Standard Disclosures	Governance	G4-34	Report the governance structure of the organization, including committees of the highest governance body. Identify any committees responsible for decision-making on economic, environmental and social impacts.	SQM	No	23-29
General Standard Disclosures	Governance	G4-35	Report the process for delegating authority for economic, environmental and social topics from the highest governance body to senior executives and other employees.	SQM	No	24-29

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
General Standard Disclosures	Governance	G4-36	Report whether the organization has appointed an executive-level position or positions with responsibility for economic, environmental and social topics, and whether post holders report directly to the highest governance body.	SQM	No	24-29
General Standard Disclosures	Governance	G4-56	Describe the organization's values, principles, standards and norms of behavior such as codes of conduct and codes of ethics.	SQM	No	22, 23, 32, 33, 34, 35
Specific Standard Disclosures	Economic: Economic Performance	G4-EC1	Direct economic value generated and distributed.	Economic Performance	Audited by PWC for Annual Report	138, 139
Specific Standard Disclosures	Economic: Economic Performance	G4-EC2	Financial implications and other risks and opportunities for the organization's activities due to climate change.	SQM	No	24, 25
Specific Standard Disclosures	Economic: Economic Performance	G4-EC3	Coverage of the organization's defined benefit plan obligations.	Our People	No	49-51
Specific Standard Disclosures	Economic: Economic Performance	G4-EC4	Financial assistance received from government.	Economic Performance	Audited by PWC for Annual Report	139
Specific Standard Disclosures	Economic: Market Presence	G4-EC6	Proportion of senior management hired from the local community at significant locations of operation.	Our People	No	45
Specific Standard Disclosures	Economic: Indirect Economic Impacts	G4-EC7	Development and impact of infrastructure investments and services supported.	Our People	No	50, 51, 74-89
Specific Standard Disclosures	Economic: Indirect Economic Impacts	G4-EC8	Significant indirect economic impacts, including the extent of impacts.	Our People - Our Neighbors	No	50, 51
Specific Standard Disclosures	Economic: Procurement Practices	G4-EC9	Proportion of spending on local suppliers at significant locations of operation.	Our People	No	108, 109
Specific Standard Disclosures	Environmental: Materials	G4-EN1	Materials used by weight or volume.	Environmental Commitment	No	106, 107, 114, 115

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Environmental: Materials	G4-EN2	Percentage of materials used that are recycled input materials.	Environmental Commitment		110, 111
Specific Standard Disclosures	Environmental: Energy	G4-EN3	Energy consumption within the organization.	Environmental Commitment	No	110, 111
Specific Standard Disclosures	Environmental: Energy	G4-EN4	Energy consumption outside of the organization.	Environmental Commitment	No	110, 111
Specific Standard Disclosures	Environmental: Energy	G4-EN6	Reduction of energy consumption.	Environmental Commitment	No	110, 111
Specific Standard Disclosures	Environmental: Water	G4-EN8	Total water withdrawal by source.	Environmental Commitment	No	114, 115
Specific Standard Disclosures	Environmental: Water	G4-EN9	Water sources significantly affected by withdrawal of water.	Environmental Commitment	No	114, 115
Specific Standard Disclosures	Environmental: Water	G4-EN10	Percentage and total volume of water recycled and reused.	Environmental Commitment	No	114, 115
Specific Standard Disclosures	Environmental: Biodiversity	G4-EN11	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas.	Environmental Commitment	No	96, 97
Specific Standard Disclosures	Environmental: Biodiversity	G4-EN12	Description of significant impacts of activities, products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas.	Environmental Commitment	No	96, 97
Specific Standard Disclosures	Environmental: Biodiversity	G4-EN13	Habitats protected or restored.	Environmental Commitment	No	96, 97
Specific Standard Disclosures	Environmental: Biodiversity	G4-EN14	Total number of IUCN Red List species and national conservation list species with habitats in areas affected by operations, by level of extinction risk.	Environmental Commitment	No	100, 101, 102, 103
Specific Standard Disclosures	Environmental: Emissions	G4-EN15	Direct greenhouse gas (GHG) emissions (scope 1).	Environmental Commitment	No	112, 113
Specific Standard Disclosures	Environmental: Emissions	G4-EN16	Energy indirect greenhouse gas (GHG) emissions (scope 2).	Environmental Commitment	No	112, 113

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Environmental: Emissions	G4-EN17	Other indirect greenhouse gas (GHG) emissions (scope 3).	Environmental Commitment	No	112, 113
Specific Standard Disclosures	Environmental: Emissions	G4-EN19	Reduction of greenhouse gas (GHG) emissions.	Environmental Commitment	No	112, 113
Specific Standard Disclosures	Environmental: Emissions	G4-EN20	Emissions of ozone-depleting substances (ODS).	Environmental Commitment	No	112, 113
Specific Standard Disclosures	Environmental: Effluents and Waste	G4-EN22	Total water discharge by quality and destination.	Environmental Commitment	No	106, 107
Specific Standard Disclosures	Environmental: Effluents and Waste	G4-EN23	Total weight of waste by type and disposal method.	Environmental Commitment	No	106, 107
Specific Standard Disclosures	Environmental: Effluents and Waste	G4-EN24	Total number and volume of significant spills.	Environmental Commitment	No	106, 107
Specific Standard Disclosures	Environmental: Effluents and Waste	G4-EN25	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel Convention Annex I, II, III, and VIII, and percentage of transported waste shipped internationally.	Environmental Commitment	No	106, 107
Specific Standard Disclosures	Environmental: Effluents and Waste	G4-EN26	Identity, size, protected status, and biodiversity value of water bodies and related habitats significantly affected by the organization's discharges of water and runoff.	Environmental Commitment	No	106, 107
Specific Standard Disclosures	Environmental: Products and Services	G4-EN27	Extent of impact mitigation of environmental impacts of products and services.	Environmental Commitment	No	95-117
Specific Standard Disclosures	Environmental: Products and Services	G4-EN28	Percentage of products sold and their packaging materials that are reclaimed by category.	Environmental Commitment	No	106, 107
Specific Standard Disclosures	Environmental: Compliance	G4-EN29	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations.	Environmental Commitment	No	95

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Environmental: Transport	G4-EN30	Significant environmental impacts of transporting products and other goods and materials used for the organization's operations, and transporting members of the workforce.	Environmental Commitment	No	108
Specific Standard Disclosures	Environmental: Overall	G4-EN31	Total environmental protection expenditures and investments by type.	Environmental Commitment	No	50, 116, 117
Specific Standard Disclosures	Environmental: Supplier Environmental Assessment	G4-EN32	Percentage of new suppliers that were screened using environmental criteria.	SQM does not consider environmental criteria in screening new suppliers.	No	-
Specific Standard Disclosures	Environmental: Supplier Environmental Assessment	G4-EN33	Significant actual and potential negative environmental impacts in the supply chain and actions taken.	SQM does not consider environmental criteria in screening new suppliers.	No	-
Specific Standard Disclosures	Environmental: Environmental Grievance Mechanisms	G4-EN34	Number of grievances about environmental impacts filed, addressed, and resolved through formal grievance mechanisms.	Environmental Commitment	No	95
Specific Standard Disclosures	Human Rights: Investment	G4-HR1	Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening.	SQM does not have any contracts or agreements that include human rights clauses.	No	-
Specific Standard Disclosures	Human Rights: Investment	G4-HR2	Total hours of employee training on human rights policies or procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained.	SQM does not have any training programs or courses on human rights matters.	No	-
Specific Standard Disclosures	Human Rights: Non-discrimination	G4-HR3	Total number of incidents of discrimination and corrective actions taken.	Our People	No	49
Specific Standard Disclosures	Human Rights: Freedom of Association and Collective Bargaining	G4-HR4	Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights.	Our People	No	49

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Human Rights: Child Labor	G4-HR5	Operations and suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor.	SQM has not identified any operations or suppliers at risk for incidents of child labor.	No	-
Specific Standard Disclosures	Human Rights: Forced or Compulsory Labor	G4-HR6	Operations and suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor.	Our People	No	49
Specific Standard Disclosures	Human Rights: Security Practices	G4-HR7	Percentage of security personnel trained in the organization's human rights policies or procedures that are relevant to operations.	SQM has not conducted any training on human rights matters.	No	-
Specific Standard Disclosures	Human Rights: Indigenous Rights	G4-HR8	Total number of incidents of violations involving rights of indigenous people and actions taken.	SQM did not record any incidents of violations involving rights of indigenous people in 2014.	No	-
Specific Standard Disclosures	Human Rights: Assessment	G4-HR9	Total number and percentage of operations that have been subject to human rights reviews or impact assessments.	SQM has not performed this type of review or assessment.	No	-
Specific Standard Disclosures	Human Rights: Supplier Human Rights Assessment	G4-HR10	Percentage of new suppliers that were screened using human rights criteria.	SQM has not performed this type of review or assessment.	No	-
Specific Standard Disclosures	Human Rights: Supplier Human Rights Assessment	G4-HR11	Significant actual and potential negative human rights impacts in the supply chain and actions taken.	SQM has not performed this type of review or assessment.	No	-
Specific Standard Disclosures	Labor Practices and Decent Work Employment	G4-LA1	Total number and rates of new employee hires and employee turnover by age group, gender and region.	Our People	No	48
Specific Standard Disclosures	Labor Practices and Decent Work: Employment	G4-LA2	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by significant locations of operation.	Our People	No	50

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Labor Practices and Decent Work: Employment	G4-LA3	Return to work and retention rates after parental leave, by gender.	Our People	No	48
Specific Standard Disclosures	Labor Practices and Decent Work: Labor/ Management Relations	G4-LA4	Minimum notice periods regarding operational changes, including whether these are specified in collective agreements.	Our People	No	49
Specific Standard Disclosures	Labor Practices and Decent Work: Occupational Health and Safety	G4-LA5	Percentage of total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programs.	Our People	No	62
Specific Standard Disclosures	Labor Practices and Decent Work: Occupational Health and Safety	G4-LA6	Type of injury and rates of injury, occupational diseases, lost days, and absenteeism, and total number of work-related fatalities, by region and gender.	Our People	No	62
Specific Standard Disclosures	Labor Practices and Decent Work: Occupational Health and Safety	G4-LA7	Workers with high incidence or high risk of diseases related to their occupation.	Our People	No	61
Specific Standard Disclosures	Labor Practices and Decent Work: Occupational Health and Safety	G4-LA8	Health and safety topics covered in formal agreements with trade unions.	Our People	No	49
Specific Standard Disclosures	Labor Practices and Decent Work: Training and Education	G4-LA9	Average hours of training per year per employee by gender, and by employee category.	Our People	No	54-56
Specific Standard Disclosures	Labor Practices and Decent Work: Training and Education	G4-LA10	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings.	Our People	No	52

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Labor Practices and Decent Work: Training and Education	G4-LA11	Percentage of employees receiving regular performance and career development reviews, by gender and by employee category.	Our People	No	54-58
Specific Standard Disclosures	Labor Practices and Decent Work: Diversity and Equal Opportunity	G4-LA12	Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity.	Our People	No	54
Specific Standard Disclosures	Labor Practices and Decent Work: Equal Remuneration for Women and Men	G4-LA13	Ratio of basic salary and remuneration of women to men by employee category, by significant locations of operation.	Our People	No	48
Specific Standard Disclosures	Labor Practices and Decent Work: Supplier Assessment for Labor Practices	G4-LA14	Percentage of new suppliers that were screened using labor practices criteria.	Our People	No	66
Specific Standard Disclosures	Labor Practices and Decent Work: Supplier Assessment for Labor Practices	G4-LA15	Significant actual and potential negative impacts for labor practices in the supply chain and actions taken.	Our People	No	66, 67
Specific Standard Disclosures	Labor Practices and Decent Work: Labor Practices Grievance Mechanisms	G4-LA16	Number of grievances about labor practices impacts filed, addressed, and resolved through formal grievance mechanisms.	SQM has a Code of Ethics.	No	-
Specific Standard Disclosures	Product Responsibility: Customer Health and Safety	G4-PR1	Percentage of significant product and service categories for which health and safety impacts are assessed for improvement.	Our Clients	No	126

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Product Responsibility: Customer Health and Safety	G4-PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle, by type of outcomes.	Our Clients	No	126
Specific Standard Disclosures	Product Responsibility: Product and Service Labeling	G4-PR3	Type of product and service information required by the organization's procedures for product and service information and labeling, and percentage of significant product and service categories subject to such information requirements.	100% of the Company's products are subject to corporate labeling requirements (GLC-I001-01) and packaging artwork updating procedures (GLC-P001-01). The first standard provides guidelines for all packaging and shipping units for products sold by the Company, including: identification (generic/ commercial name), IMDG and GHS coding requirements and special client requirements. The procedure for updating packaging artwork includes the product origin designation, other regulatory and commercial requirements and safety instructions regarding the product's life cycle.	No	-

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Product Responsibility: Product and Service Labeling	G4-PR4	Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes.	Our Clients	No	126
Specific Standard Disclosures	Product Responsibility: Product and Service Labeling	G4-PR5	Results of surveys measuring customer satisfaction.	Our Clients	No	123
Specific Standard Disclosures	Product Responsibility: Marketing Communications	G4-PR6	Sale of banned or disputed products.	Our Clients	No	126
Specific Standard Disclosures	Product Responsibility: Marketing Communications	G4-PR7	Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship, by type of outcomes.	Our Clients	No	126
Specific Standard Disclosures	Product Responsibility: Customer Privacy.	G4-PR8	Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data.	In 2014, SQM did not report any substantiated complaints regarding breaches of customer privacy and losses of customer data.	No	-
Specific Standard Disclosures	Product Responsibility: Compliance	G4-PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services.	In 2014, SQM did not report any significant fines for non-compliance with laws and regulations concerning the provision and use of products and services.	No	-

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Society: Local Communities	G4-SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs.	Our Neighbors	No	75
Specific Standard Disclosures	Society: Local Communities	G4-SO2	Operations with significant actual and potential negative impacts on local communities.	Our Neighbors	No	75
Specific Standard Disclosures	Society: Anti-corruption	G4-SO3	Total number and percentage of operations assessed for risks related to corruption and the significant risks identified.	SQM performs assessments at all production sites.	No	-
Specific Standard Disclosures	Society: Anti-corruption	G4-SO4	Communication and training on anti-corruption policies and procedures.	SQM has a Code of Ethics.	No	-
Specific Standard Disclosures	Society: Public Policy	G4-SO6	Total value of political contributions by country and recipient/beneficiary.	SQM contributed US$80,375 to the Chilean Electoral Service.	No	-
Specific Standard Disclosures	Society: Compliance	G4-SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations.	As reported in SQM's Sustainability Report 2014, this matter is not material.	No	-
Specific Standard Disclosures	Society: Supplier Assessment for Impacts on Society	G4-SO9	Percentage of new suppliers that were screened using criteria for impacts on society.	SQM considers these aspects for all suppliers that begin supplying goods and services, measuring aspects such as compliance with current laws and conducting technical visits to suppliers.	No	-

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Specific Standard Disclosures	Society: Supplier Assessment for Impacts on Society	G4-SO10	Significant actual and potential negative impacts on society in the supply chain and actions taken.	SQM does not assess the social impact of its supply chain.	No	-
Specific Standard Disclosures	Society: Grievance Mechanisms for Impacts on Society	G4-SO11	Number of grievances about impacts on society filed, addressed, and resolved through formal grievance mechanisms.	SQM has not reported any grievances about impacts on society.	No	-
Mining and Metals Supplement	Environmental: Biodiversity	G4-MM1	Amount of land (owned or leased, and managed for production activities or extractive use) disturbed or rehabilitated	Environmental Commitment - Biodiversity	No	-
Mining and Metals Supplement	Environmental: Biodiversity	G4-MM2	The number and percentage of total sites identified as requiring biodiversity management plans according to stated criteria, and the number (percentage) of those sites with plans in place.	During 2014, SQM did not engage in any soil rehabilitation activities at its operations.	No	-
Mining and Metals Supplement	Environmental: Effluents and Waste	G4-MM3	Total amounts of overburden, rock, tailings, and sludges and their associated risks	Management of large-volume mining waste is focused mainly on ensuring the safety of the deposits and encouraging, when feasible, reuse and recycling as it does not present any risk to human health.	No	-
Mining and Metals Supplement	Labor Practices and Decent Work: Labor/ Management Relations	G4-MM4	Number of strikes and lock-outs exceeding one week's duration, by country	There were no strikes or lock-outs at SQM in 2014.	No	-

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Mining and Metals Supplement	Human Rights: Indigenous Rights.	G4-MM5	Total number of operations taking place in or adjacent to Indigenous Peoples' territories, and number and percentage of operations or sites where there are formal agreements with Indigenous Peoples' communities.	In the Antofagasta and Tarapacá regions, SQM's production facilities coexist with Atacameña and Aymara indigenous communities. The Company has maintained good neighbor relations with these communities.	No	-
Mining and Metals Supplement	Society: Local Communities	G4-MM6	Number and description of significant disputes relating to land use, customary rights of local communities and Indigenous Peoples.	In the Antofagasta and Tarapacá regions, SQM's production facilities coexist with Atacameña and Aymara indigenous communities. The Company has maintained good neighbor relations with these communities.	No	-
Mining and Metals Supplement	Society: Local Communities	G4-MM7	The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes.	In 2014, there were no incidents of disputes relating to land use.	No	-

Sustainability Area	GRI Aspect	GRI Code	Indicator	Location or Comment	External Verification	Page
Mining and Metals Supplement	Artisanal and Small-scale Mining	G4-MM8	Number (and percentage) of company operating sites where artisanal and small-scale mining (ASM) takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks.	As reported in SQM's Sustainability Report 2014, this matter is not material.	No	-
Mining and Metals Supplement	Resettlement	G4-MM9	Sites where resettlements took place, the number of households resettled in each, and how their livelihoods were affected in the process	SQM has not carried out any closures resulting in resettlements of communities.	No	-
Mining and Metals Supplement	Closure Planning	G4-MM10	Number and percentage of operations with closure plans.	All of SQM's production facilities have regulator-approved closure plans.	No	95
Mining and Metals Supplement	Materials Stewardship	G4-MM11	Programs and progress relating to materials stewardship.	As reported in SQM's Sustainability Report 2014, this matter is not material.	No	-

OUR
ACCOLADES



James's flamingo (Phoenicoparrus jamesi), Salar de Atacama – Chaxa Tourism Center.



- The Chilean Safety Association (ACHS) honored SQM as one of 10 private-sector ACHS member companies with the most training hours in 2012-2013. The Company, considered by ACHS to be a top training organization in Chile, organized courses for 3,528 employees on safety and occupational health matters.
- Sernageomin recognized the subsidiary SQM Industrial for its low accident frequency index at all operating facilities based on its severity index and over 200,000 work hours.
- The Parents' Association at Tocopilla's Colegio Sagrada Familia showed its appreciation for SQM's donations of instruments and equipment to the school's youth orchestra.
- The Hijos de Pedro de Valdivia Center honored SQM for its support of the organization's anniversary celebration.
- The organizing committee for the "Fiesta de Quillagua" festival recognized SQM's sponsorship of activities to honor its patron saint, San Miguel Arcángel.
- The Municipality of Tocopilla expressed its appreciation for SQM's support of the town's anniversary activities.
- The Municipality of San Pedro de Atacama recognized SQM's contribution to the festivities for the town's XXXIV anniversary.
- The Hijos del Salitre Foundation honored SQM for the support provided to help preserve the Pampina Church in Iquique.
- The Municipality of Pozo Almonte recognized SQM as part of its 43rd anniversary celebration for its ongoing support of the town's activities.

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